EXHIBIT 1
                                                                       ---------


                                [GRAPHIC OMITTED]

                                   NEXEN INC.

          NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of Nexen Inc. will be held in the Crystal Ballroom, the Palliser Hotel, Calgary, Alberta, Canada on Tuesday, May 6, 2003, at 11:00 a.m. The purpose of the meeting is to consider and to take action with respect to the following matters:

         1. Receive the audited consolidated financial statements of Nexen Inc. for the year ended December 31, 2002, together with the auditors' report thereon.

         2.       Elect directors to hold office for the ensuing year.

         3. Appoint Deloitte & Touche LLP as Nexen Inc.'s independent auditors for 2003, and authorize the directors to fix their remuneration.

         4. Reserve 2,000,000 additional common shares for issuance under the Stock Option Plan.

         5.       Consider the shareholder proposal to expense stock options.

         6. Transact any other business as may properly come before the meeting, or any adjournment of the meeting.

         March 17, 2003 has been set as the record date for determining the shareholders entitled to vote at the meeting. The only persons who will be entitled to vote at the meeting are common shareholders of record as at March 17, 2003.

         SUBJECT TO THE DISCRETION OF THE CHAIR TO ACCEPT LATE PROXIES, IN ORDER FOR THE SHARES REPRESENTED BY PROXY TO BE VOTED AT THE MEETING, OR ANY ADJOURNMENT OF THE MEETING, THE PROXY MUST BE DEPOSITED WITH THE SECRETARY OF NEXEN INC. AT LEAST 48 HOURS (EXCLUDING WEEKENDS AND HOLIDAYS) BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING.

         All shareholders are invited to attend the meeting. If you are unable to do so please date, sign and promptly return the enclosed proxy by mail in the envelope provided.

                                              By Order of the Board of Directors
                                                   [GRAPHIC OMITTED - SIGNATURE]
                                                        /s/ John B. McWilliams
                                                        ------------------------
Calgary, Alberta, Canada                                    John B. McWilliams
March 10, 2003                                                       SECRETARY

                                                [GRAPHIC OMITTED - COMPANY LOGO]

                                   NEXEN INC.

                               801 - 7th Avenue SW
                             Calgary Alberta Canada
                                     T2P 3P7

                                                                  March 10, 2003

                                 PROXY STATEMENT
                                       AND
                              INFORMATION CIRCULAR
                               ("PROXY CIRCULAR")

               (MAILED TO SHAREHOLDERS ON OR ABOUT MARCH 19, 2003)

              (All monetary figures are stated in Canadian currency
                except as otherwise noted. On March 10, 2003 the
                  reported closing spot price quoted in Toronto
                      for $1.00 Canadian was $0.6823 U.S.)

         THE ACCOMPANYING PROXY IS SOLICITED BY THE BOARD OF DIRECTORS (THE "BOARD") AND MANAGEMENT OF NEXEN INC. ("WE" OR "NEXEN") FOR USE AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 6, 2003, AND AT ANY AND ALL ADJOURNMENTS OF THAT MEETING (THE "MEETING"), AND IS REVOCABLE AT ANY TIME PRIOR TO EXERCISE.

         Nexen's By-Laws provide that the quorum for the transaction of business at a meeting of shareholders will be two persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for a shareholder, and together holding or representing by proxy not less than 25% of the outstanding shares entitled to vote at the meeting.

         On a ballot, each common share carries the right to one vote on all matters to be considered at the meeting. At the close of business on March 10, 2003 there were 123,134,399 common shares outstanding. Of this number, approximately 19,781,235 shares (approximately 16.1%) were owned by Jarislowsky Fraser Limited, 1010 Sherbrooke Street West, Suite 2005, Montreal, Quebec, H3A 2R7 and approximately 19,720,418 shares (approximately 16.0%) were owned by Ontario Teachers' Pension Plan Board, 5650 Yonge Street, Toronto, Ontario, M2M 4H5. To the knowledge of the directors and officers, no other person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of Nexen's common shares.

         A SHAREHOLDER MAY APPOINT SOMEONE (WHO DOES NOT NEED TO BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING BY FILLING IN THE NAME OF THE PERSON IN THE BLANK PROVIDED IN THE PROXY, OR IN ANY OTHER MANNER PERMITTED BY LAW. If a shareholder appoints the persons designated in the enclosed form of proxy and does not specify a choice with respect to the matters set out in the agenda, the shares represented by the proxy will be voted as follows:

                                                              UNLESS OTHERWISE
                                                               INSTRUCTED, THE
ON THE FOLLOWING MATTER                                      PROXY WILL BE VOTED
-----------------------                                      -------------------
Election of management nominees as directors.................      FOR
Appointment of auditors......................................      FOR
Reservation of 2,000,000 common shares for issuance
    under the Stock Option Plan.....................               FOR
Shareholder proposal to expense stock options................    AGAINST


         A simple majority of the votes cast (50%, plus one vote), in person or by proxy, is required for each of the matters set out above.

         The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to any of the matters specified in it and for any other matters which may properly come before the Meeting. If a choice is specified with respect to any of the above proposals, the shares represented by that proxy will be voted as specified.

         Nexen will bear the cost of this solicitation of proxies. In addition to solicitation by mail, our officers, other regular employees and agents may solicit proxies by telephone, e-mail, facsimile, mail or personal interviews; and, arrangements may be made with banks, brokerage firms and others to forward proxy material to beneficial owners of shares. Information contained in this Proxy Circular is given as of March 10, 2003 unless otherwise noted.

         March 17, 2003 has been set as the record date for determining the shareholders entitled to vote at the Meeting. The only persons who will be entitled to vote at the Meeting are common shareholders of record as at March 17, 2003.

         SUBJECT TO THE DISCRETION OF THE CHAIR TO ACCEPT LATE PROXIES, IN ORDER FOR THE SHARES REPRESENTED BY PROXY TO BE VOTED AT THE MEETING, THE PROXY MUST BE DEPOSITED WITH THE SECRETARY AT LEAST 48 HOURS (EXCLUDING WEEKENDS AND HOLIDAYS) BEFORE THE MEETING.

         A shareholder filing a proxy may revoke it by instrument in writing (which may include a proxy bearing a later date or a form of revocation) executed by the shareholder or by the shareholder's attorney who has been authorized in writing or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of that corporation, and deposited either at our registered or head office at any time up to and including the last business day before the day of the Meeting at which the proxy is to be used; or with the Chair on the day of the Meeting; or in any other manner permitted by law.

                              CORPORATE GOVERNANCE

         We support and conduct our business in accordance with the Toronto Stock Exchange ("TSX") guidelines and the New York Stock Exchange ("NYSE") rules for effective corporate governance. These rules and guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship between the board, management and shareholders. In 2002, the TSX proposed new, more detailed, guidelines. Although the new guidelines are not yet adopted, the TSX has recommended that corporations report against the current and proposed guidelines. A report of our corporate governance practices in compliance with the current and proposed TSX guidelines is set out in Schedule "A".

                                  ETHICS POLICY

         Pursuant to Nexen's Ethics Policy all directors, officers and employees must demonstrate a commitment to ethical business practices and behavior in all business relationships, both within and outside of Nexen. No employee, regardless of his or her position, is ever expected to commit an unethical, dishonest or illegal act or to instruct other employees to do so. We confirm that our Ethics Policy has been adopted as a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer or controller. Any waivers of or changes to the Ethics Policy must be approved by the Board and appropriately disclosed.

         Our Ethics Policy is available on our internet website at www.nexeninc.com and it is our intention to provide disclosure in this manner.

                         LOANS TO DIRECTORS AND OFFICERS

         There are no loans outstanding from Nexen to any of its directors or officers.

                       NOMINEES FOR ELECTION OF DIRECTORS

         According to our Articles, Nexen must have between three and 15 directors. On February 13, 2003, the directors determined that from May 6, 2003, until changed, there will be ten directors.

         Our By-Laws provide that directors will be elected at the annual general meeting of shareholders each year and will hold office until their successors have been duly elected. All of our current directors were elected at the last annual general meeting except for Mr. O'Neill, who was appointed by the Board on December 10,

2002. The following directors are management nominees for election to the Board. The persons named in the enclosed proxy intend to vote for the election of these nominees unless the shareholder specifies otherwise.

         This table shows each director's principal occupation or employment during the past five years and any other directorships held in public companies as at March 10, 2003.

         Management does not know of any reason why any nominee would be unavailable for election. However, in the event a nominee is unavailable at the time of the Meeting, proxies may be voted for a substitute nominee selected by the Board.

                                                                                                               DIRECTOR
NAME (AGE)                              PRINCIPAL OCCUPATION AND OTHER DIRECTORSHIPS                              SINCE
----------                              --------------------------------------------                           --------
Charles W. Fischer (52)..............   President and Chief Executive Officer of Nexen. Formerly,                  2000
                                        Executive Vice President and Chief Operating Officer.
Dennis G. Flanagan (63)..............   Retired oil executive. Director of NAL Royalty Trust.                      2000
David A. Hentschel (69)..............   Retired Chairman and Chief Executive Officer of Occidental Oil             1985
                                        and Gas Corporation. Consultant to Occidental Petroleum
                                        Corporation and a director of Cimarex Energy Co.
S. Barry Jackson (50)................   Formerly, President and Chief Executive Officer and director of            2001
                                        Crestar Energy Inc. Director and Executive Chairman of Resolute
                                        Energy Inc. and a director of TransCanada Pipelines Limited.
Kevin J. Jenkins (46)................   Formerly, President and Chief Executive Officer and director of            1996
                                        The Westaim Corporation.
Thomas C. O'Neill (57)...............   Retired Chairman of PwC Consulting. Formerly, Chief Executive              2002
                                        Officer of PwC Consulting. Prior to that, Chief Operating Officer of PricewaterhouseCoopers LLP, Global. Prior to that, Chief
                                        Executive Officer of PricewaterhouseCoopers LLP, Canada and,
                                        prior to that, Chairman and Chief Executive Officer of Price
                                        Waterhouse Canada. Director of BCE Inc. and Ontario Teachers'
                                        Pension Plan Board.
Francis M. Saville, Q.C. (64)........   Vice Chairman and Senior Partner of Fraser Milner Casgrain LLP,            1994
                                        Barristers and Solicitors. Director of Mullen Transportation Inc.
Richard M. Thomson (69)..............   Retired banking executive. Director of the Toronto-Dominion Bank,          1997
                                        Prudential Financial Inc., INCO Limited, The Thomson Corporation,
                                        Trizec Properties Inc. and Stuart Energy Systems Inc.
John M. Willson (63).................   Retired President and Chief Executive Officer of Placer Dome Inc.          1996
                                        Formerly, President and Chief Executive Officer of Pegasus
                                        Gold Inc. Director of Finning International Inc. and PanAmerican
                                        Silver Corp.
Victor J. Zaleschuk (59).............   Retired President and Chief Executive Officer of Nexen. Director           1997
                                        of Cameco Corporation and Agrium Inc.


         Mr. Gordon R. Wittman, age 72, retired President, Chief Operating Officer and a director of Dupont Canada Inc., will not be standing for re-election to the Board, as he has reached Nexen's mandatory retirement age. Mr. Wittman has been a valued member of the Board since 1994. The Board and Management wish to thank Mr. Wittman for his dedicated service to Nexen and our shareholders.

                        INDEPENDENCE AND BOARD COMMITTEES

         The following table summarizes the independence of Board members and sets out their Committee memberships as of February 13, 2003. Independence was affirmatively determined by the Board in reference to the categorical standards for director independence adopted on February 13, 2003 (the "Categorical Standards") which are attached as Schedule "B". The Categorical Standards are consistent with the TSX guidelines for "outside" and "unrelated" directors, provisions of the SARBANES-OXLEY ACT OF 2002 and proposed NYSE rules.

                                                                  COMMITTEES
                          ---------------------------------------------------------------------------------------------
                          AUDIT AND       CORPORATE                                                 SAFETY, ENVIRONMENT
                           CONDUCT      GOVERNANCE AND               COMPENSATION AND    RESERVES       AND SOCIAL
DIRECTORS                 REVIEW(1)       NOMINATING     FINANCE     HUMAN RESOURCES      REVIEW      RESPONSIBILITY
---------                 ---------     --------------   -------     ----------------    --------   -------------------

                                                           INDEPENDENT OUTSIDE DIRECTORS
Dennis G.                    Y               Y              Y                             Chair
  Flanagan(2)(3)

David A. Hentschel         Chair                                           Y                Y                Y

S. Barry Jackson(4)          Y                                             Y                Y                Y

Kevin J. Jenkins(2)                          Y            Chair            Y                                 Y

Thomas C. O'Neill(2)         Y               Y                             Y                                 Y

Francis M. Saville,                        Chair            Y                               Y                Y
  Q.C.

Richard M.                   Y               Y              Y              Y
  Thomson(2)(5)

John M. Willson                                             Y            Chair              Y                Y

Gordon R. Wittman            Y               Y                             Y                               Chair

                                                         NOT INDEPENDENT OUTSIDE DIRECTORS

Victor J. Zaleschuk(6)                       Y              Y              Y                Y

                                                   MANAGEMENT INSIDE (NOT INDEPENDENT) DIRECTOR

Charles W. Fischer(7)


MEETINGS IN 2002             6               5              5              4                3                4

NOTES:

(1) All members of the Audit and Conduct Review Committee are also independent under additional regulatory requirements for audit committee members. In addition, no member of the Audit and Conduct Review Committee serves on more than one additional public company audit committee.

(2)      Qualifies as a "financial expert" under U.S. regulatory requirements.

(3)      Mr. Flanagan is a member of the Audit Committee of NAL Royalty Trust.

(4) Mr. Jackson is Executive Chairman of Resolute Energy Inc. ("Resolute"). Annual sales from Resolute to Nexen are minimal in respect to Nexen, but represent more than 1% and less than 5% of the annual revenues of Resolute. As this exceeds the limit of presumed independence set out in section 2 of the Categorical Standards, the directors who are presumed independent considered the circumstances of the relationship between Nexen and Resolute, as allowed for under section 3 of the Categorical Standards. They determined that the relationship was not material and Mr. Jackson was deemed to be independent. Among the circumstances considered by the directors were: the ongoing competitive market for the commodities purchased and the services provided by Nexen; the commodity prices are based on indices at various delivery points, the price for services is competitive and both are negotiated at arms-length; and Mr. Jackson had no involvement in the negotiation of the purchase and services agreements. The directors also confirmed that Mr. Jackson met the additional independence requirements for audit committee members.

(5) Mr. Thomson is a member of the Audit Committee of one other public company, Trizec Properties Inc.

(6) Mr. Zaleschuk is not independent as he was the President and Chief Executive Officer of Nexen until May 31, 2001. He will be independent after June 1, 2006.

(7) Mr. Fischer is not independent as he is the President and Chief Executive Officer of Nexen.

         During 2002, there were nine meetings and two resolutions in writing of the Board. There was 100% attendance at all Board and Committee meetings.


COMMITTEE RESPONSIBILITIES

         Each Committee makes regular reports to the Board and, as required, other Committees, concerning its activities. Each Committee is authorized to engage independent counsel or other advisors as needed. Below is a description of the responsibilities of each of the Committees.

         The AUDIT AND CONDUCT REVIEW COMMITTEE assists the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of the annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) Nexen's compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; and, (v) the performance of the internal and external audit process and the independent auditor. In addition, the Committee provides an avenue for communication between each of internal audit, the independent auditors, financial and senior management and the Board.

         The COMPENSATION AND HUMAN RESOURCES COMMITTEE assists the Board in fulfilling its oversight responsibilities with respect to (i) human resources policies; (ii) executive management compensation; and, (iii) executive management succession and development.

         The CORPORATE GOVERNANCE AND NOMINATING COMMITTEE assists the Board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; and, (ii) identifying qualified candidates and recommending nominees for director and board committee appointments.

         The FINANCE COMMITTEE assists the Audit and Conduct Review Committee and the Board in fulfilling its oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; and, (iii) transactions or circumstances which could materially affect Nexen's financial profile.

         The RESERVES REVIEW COMMITTEE assists the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to the annual review of Nexen's petroleum and natural gas reserves.

         The SAFETY, ENVIRONMENT AND SOCIAL RESPONSIBILITY COMMITTEE assists the Board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems for the management of safety, environment and social responsibility.

         Mandates for each of the Committees are reviewed at least annually and updated, as appropriate, to reflect current responsibilities and practices. The mandates for all of the Committees, together with the Board Mandate and the Chair Mandate / Position Description, are attached in Schedule "C".

                                 SHARE OWNERSHIP

         The nominees, certain of Nexen's executive officers, and all current directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over the following common shares of Nexen as at March 10, 2003:

                                                                     EXERCISABLE
                                                       NUMBER OF        STOCK
NAME OF BENEFICIAL OWNER                               SHARES(1)      OPTIONS(1)
------------------------                               ---------      ----------

Charles W. Fischer..................................      23,109        328,100
Dennis G. Flanagan..................................       3,001         11,210
David A. Hentschel..................................       5,585         19,210
S. Barry Jackson....................................       3,000          2,210
Kevin J. Jenkins....................................       3,021         19,210
Thomas C. O'Neill...................................       4,000           None
Francis M. Saville, Q.C.............................       3,151         19,210
Richard M. Thomson..................................      13,001         28,832
John M. Willson.....................................       5,001         19,210
Gordon R. Wittman...................................       3,001         19,210
Victor J. Zaleschuk.................................      15,570        253,010
Laurence Murphy.....................................      19,583        134,520
Douglas B. Otten....................................      12,148        181,320
Marvin F. Romanow...................................      12,218        144,400
Thomas A. Sugalski..................................          17        114,500
All directors and executive officers
   as a group (22 persons)..........................     168,122      1,662,782

NOTE:

(1) The number of shares and the number of stock options exercisable by each beneficial owner represents less than 1% of the class outstanding.

         The Board believes it is important that directors and officers demonstrate their commitment through share ownership. To that end the Board has approved guidelines for shareholding as outlined below. These guidelines are reviewed by the Board from time to time.

         Directors are expected to own or control at least 3,000 shares, to be accumulated over three years. Specific arrangements may be made when a qualified candidate might be precluded from serving by these guidelines.

         The President and Chief Executive Officer is expected to hold shares representing three times annual salary, the Chief Financial Officer two times, and other executive officers one time. The accumulation period for executive officers is five years and shareholdings include the net value of exercisable options.

                              DIRECTOR COMPENSATION

         Since January 1, 2000, all directors who are not employees are paid:

         o an annual retainer of $28,100 for services on the Board and $1,800 for each Board meeting attended; and

         o an annual retainer of $9,100 for service on each Committee and $1,800 for each Committee meeting attended.

         The Chair of the Board is paid an annual retainer of $108,000 and the Chair of each Committee is paid an additional annual retainer of $5,300. Director compensation was last reviewed in December 2001. At that time, retainers and fees were not increased.

         In 2001, a Deferred Share Unit ("DSU") plan was approved as an alternative form of compensation for non-employee directors. Under the plan, eligible directors may elect, on an annual basis, to receive all or part of their fees in the form of DSUs, rather than cash. A DSU is a bookkeeping entry which tracks the value of one Nexen common share. DSUs are not paid out until the director leaves the Board, thereby providing an ongoing equity stake in Nexen during the director's term of service. Payments of DSUs may be made in cash or in Nexen common shares purchased on the open market at the time of payment.

         In December 2002, all directors who were not employees of Nexen were granted 5,500 stock options, except for the Chair of the Board, who was granted 8,300 stock options. The exercise price of the options is $33.93 and the options expire December 9, 2007.

                             EXECUTIVE COMPENSATION

         This table summarizes the compensation earned by Nexen's Chief Executive Officer and the four highest compensated officers other than the Chief Executive Officer.

                           SUMMARY COMPENSATION TABLE


                                                                                            LONG-TERM
                                                      ANNUAL COMPENSATION                 COMPENSATION
                                              ----------------------------------  ----------------------------
                                                                                             AWARDS
                                                                                  ----------------------------
                                                                                                    RESTRICTED
                                                                                    SECURITIES      SHARES OR
                                                                    OTHER ANNUAL    UNDERLYING      RESTRICTED       ALL OTHER
                                               SALARY    BONUS(1)   COMPENSATION  OPTIONS GRANTED  SHARE UNITS      COMPENSATION
NAME AND PRINCIPAL POSITION           YEAR      ($)         ($)         ($)             (#)            ($)               ($)
----------------------------------    ----    -------    --------   ------------  ---------------  -----------  --------------------
Charles W. Fischer................    2002    637,500     300,000       --            100,000          --                 38,250(3)
President and                         2001    540,667     400,000       --            105,000          --                 32,440(3)
Chief Executive Officer               2000    430,000     700,000(2)    --             70,000          --                 25,800(3)
Marvin F. Romanow.................    2002    418,000     310,000       --             50,000          --                 25,080(3)
Executive Vice President and          2001    376,333     225,000       --             60,000          --                 22,582(3)
Chief Financial Officer               2000    322,500     570,000(2)    --             50,000          --                 19,350(3)
Douglas B. Otten..................    2002    485,873     125,886       --             35,000          --       29,156(3)/63,005(4)
Senior Vice President,                2001    456,783     405,685       --             28,000          --       27,407(3)/79,874(4)
United States Oil and Gas             2000    422,372     218,854       --             40,000          --       10,985(3)/56,648(4)
Thomas A. Sugalski................    2002    449,993     118,019       --             30,000          --       26,999(3)/60,889(5)
Senior Vice President,                2001    422,908     232,240    417,695(6)        25,000          --       25,374(3)/76,059(5)
Chemicals                             2000    390,547     194,870       --             35,000          --       15,290(3)/49,306(5)
Laurence Murphy...................    2002    346,000      90,000       --             35,000          --                 20,760(3)
Senior Vice President,                2001    329,250     180,000       --             28,000          --                 19,758(3)
International Oil and Gas             2000    311,250     162,000       --             40,000          --                 18,675(3)

NOTES:

(1) Bonuses for a year are determined based on performance during the year and are paid to the employee in the following year. Bonuses are paid pursuant to the Incentive Compensation Plan. The bonuses indicated were the payments made in the year shown.

(2) Includes a special bonus of $400,000 in recognition of the successful share repurchase transaction with Occidental Petroleum Corporation.

(3)      Contributions to the Employee Savings Plan.

(4) Nexen contributed to a Qualified Defined Contribution Plan and a Restoration Plan with Nexen Petroleum U.S.A. Inc. for Mr. Otten.

(5) Nexen contributed to a Qualified Defined Contribution Plan in 2001 and 2002 for Mr. Sugalski. Nexen contributed to the Occidental Petroleum Corporation Senior Executive Supplemental Retirement Plan for Mr. Sugalski during 2000 and to the Nexen Chemicals U.S.A. Inc. Restoration Plan in 2001 and 2002.

(6) Represents a special settlement payment for termination from Occidental Petroleum Corporation Non-Qualified Executive Benefit Plans.

                              EMPLOYEE SAVINGS PLAN

         The Summary Compensation Table includes Nexen's contribution to the savings plan made on behalf of executive officers. All regular employees may participate in our Employee Savings Plan. Through payroll deductions, employees may contribute any percentage of their regular earnings to purchase Nexen common shares and/or mutual fund units. Nexen matches employee contributions to a maximum of 6% of regular earnings. The extent of matching is based on the investment option selected and the employee's length of participation in the plan. The full amount of Nexen's contribution is invested in common shares and is fully vested immediately. Employee and employer contributions may be allocated to registered or non-registered accounts.

                                  STOCK OPTIONS

         Pursuant to Nexen's Stock Option Plan, the Board, on the recommendation of the Compensation and Human Resources Committee, may grant stock options to directors, officers and employees. Nexen does not receive any consideration when options are granted. The option exercise price is the market price of Nexen's common shares on the TSX for Canadian based employees or the NYSE for U.S. based employees, when the option is granted.

         The Board determines the term of each option, to a maximum of ten years, and the vesting schedule. For all options granted before December 31, 2000, each option has a term of ten years; 20% of the grant vests after six months and then 20% more vests each year for four years on the anniversary of the grant. In February 2001, the Compensation and Human Resources Committee and the Board approved an amendment to the Stock Option Plan which set out that each option granted has a term of five years and the options vest one-third each year over three years. If a change of control event occurs (as defined in the Stock Option Plan), all issued but unvested options will become vested.

                            OPTION GRANTS DURING 2002


                                                                                                       POTENTIAL REALIZABLE
                                                                                                        VALUE AT ASSUMED
                                            % OF TOTAL                                                     ANNUAL RATES OF
                          SECURITIES      OPTIONS/STOCK                                                     STOCK PRICE
                          UNDERLYING       APPRECIATION                                                   APPRECIATION FOR
                            OPTIONS     RIGHTS GRANTED TO   EXERCISE OR BASE                                OPTION TERM
                            GRANTED        EMPLOYEES IN         PRICE(1)           EXPIRATION        -------------------------
NAME                          (#)         FINANCIAL YEAR    ($/SECURITY)(2)           DATE           5% ($)(2)      10% ($)(2)
-----------------------   ----------    -----------------   ----------------    ----------------     ---------      ----------
Charles W. Fischer.....      100,000           3.7              33.93           December 9, 2007      937,423       2,071,460
Marvin F. Romanow......       50,000           1.9              33.93           December 9, 2007      468,712       1,035,730
Douglas B. Otten.......       35,000           1.3              21.89 (USD)     December 9, 2007      333,085         736,030
Thomas A. Sugalski.....       30,000           1.1              21.89 (USD)     December 9, 2007      285,501         630,883
Laurence Murphy........       35,000           1.3              33.93           December 9, 2007      328,098         725,011


NOTES:

(1) Equal to the market value of securities underlying options on the date of grant.

(2)      All values in Canadian dollars unless otherwise noted.

                                  OPTION EXERCISES DURING 2002 AND FINANCIAL YEAR-END OPTION VALUES


                                                               NUMBER OF SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                                SECURITIES                     UNEXERCISED OPTIONS AT FINANCIAL   IN-THE-MONEY-OPTIONS AT FINANCIAL
                                 ACQUIRED          VALUE                  YEAR-END                           YEAR-END
                                ON EXERCISE      REALIZED(1)                 (#)                               ($)(2)
NAME                                (#)            ($)(2)         EXERCISABLE / UNEXERCISABLE         EXERCISABLE / UNEXERCISABLE
---------------------------     -----------      -----------   --------------------------------   ----------------------------------
Charles W. Fisher..........       8,000            204,000            328,100 / 211,300                 2,799,840 / 292,360
Marvin F. Romanow..........      13,000            297,270            134,400 / 127,600                   881,360 / 176,940
Douglas B. Otten...........          --                 --            181,320 /  76,480                 1,885,964 / 102,216
Thomas A. Sugalski.........      62,000          1,246,850            114,500 /  67,500                   716,827 /  96,514
Laurence Murphy............          --                 --            134,520 /  76,480                 1,014,722 / 117,118

NOTES:

(1) Equals market price at the time of the exercise, minus the exercise price.

(2)      All values in Canadian dollars.

                                  BENEFIT PLANS

         All named executive officers, except Mr. Sugalski and Mr. Otten, are members of Nexen's Defined Benefit Pension Plan and of the Executive Benefit Plan.

DEFINED BENEFIT PENSION PLAN

         Under this plan, participants must contribute 3% of their regular gross earnings, up to an allowable maximum, to the pension plan. Upon retirement, they receive a benefit equal to 1.7% of their average earnings for the 36 highest paid consecutive months during the ten years before retirement, multiplied by the number of years of credited service. The plan is integrated with the Canada Pension Plan ("CPP") in order to provide a maximum offset of one-half of the CPP benefit.

         Pension benefits earned prior to January 1, 1993 will be indexed on an ad hoc basis. Pension benefits earned after December 31, 1992 will be indexed at an amount equal to the greater of:

         o 75% of the increase in the Canadian Consumer Price Index less 1% to a maximum of 5%; and

         o        25% of the increase in the Canadian Consumer Price Index.

         Nexen contributed $1.9 million to the Defined Benefit Pension Plan in 2002.

EXECUTIVE BENEFIT PLAN

         The plan provides supplemental benefits to the extent that benefits under the pension plan are limited by statutory guidelines.

ESTIMATED PENSION BENEFIT

         This table shows the estimated annual pension an executive officer who retired at December 31, 2002 would receive, assuming that the amount in the "Summary Compensation Table" above is the officer's final average salary. It includes benefits from both the Defined Benefit Pension Plan and Executive Benefit Plan and assumes a retirement age of 65. The normal form of benefit paid from this plan is joint life with 66 2/3% to the surviving spouse. An executive officer's average earnings for purposes of the plan includes stated salary and the lesser of the eligible target incentive bonus or the actual incentive bonus paid.

                               PENSION PLAN TABLE

                                                                                          YEARS OF SERVICE
                                            ----------------------------------------------------------------------------------------
REMUNERATION                                   5            10           15            20           25            30           35
------------                                -------      -------       -------      -------      --------      --------     --------
$  300,000.........................         $24,824      $49,648       $74,472      $99,296      $124,120      $148,944     $173,768
$  350,000.........................         $29,074      $58,148       $87,222     $116,296      $145,370      $174,444     $203,518
$  400,000.........................         $33,324      $66,648       $99,972     $133,296      $166,620      $199,944     $233,268
$  450,000.........................         $37,574      $75,148      $112,722     $150,296      $187,870      $225,444     $263,018
$  500,000.........................         $41,824      $83,648      $125,472     $167,296      $209,120      $250,944     $292,768
$  550,000.........................         $46,074      $92,148      $138,222     $184,296      $230,370      $276,444     $322,518
$  600,000.........................         $50,324     $100,648      $150,972     $201,296      $251,620      $301,944     $352,268
$  650,000.........................         $54,574     $109,148      $163,722     $218,296      $272,870      $327,444     $382,018
$  700,000.........................         $58,824     $117,648      $176,472     $235,296      $294,120      $352,944     $411,768
$  750,000.........................         $63,074     $126,148      $189,222     $252,296      $315,370      $378,444     $441,518
$  800,000.........................         $67,324     $134,648      $201,972     $269,296      $336,620      $403,944     $471,268
$  850,000.........................         $71,574     $143,148      $214,722     $286,296      $357,870      $429,444     $501,018
$  900,000.........................         $75,824     $151,648      $227,472     $303,296      $379,120      $454,944     $530,768
$  950,000.........................         $80,074     $160,148      $240,222     $320,296      $400,370      $480,444     $560,518
$1,000,000.........................         $84,324     $168,648      $252,972     $337,296      $421,620      $505,944     $590,268
$1,050,000.........................         $88,574     $177,148      $265,722     $354,296      $442,870      $531,444     $620,018
$1,100,000.........................         $92,824     $185,648      $278,472     $371,296      $464,120      $556,944     $649,768
$1,150,000.........................         $97,074     $194,148      $291,222     $388,296      $485,370      $582,444     $679,518
$1,200,000.........................        $101,324     $202,648      $303,972     $405,296      $506,620      $607,944     $709,268

         Messrs. Fischer, Romanow and Murphy have 18.58, 15.50 and 16.67 years of credited service, respectively.

                          CHANGE OF CONTROL AGREEMENTS

         Nexen has entered into Change of Control Agreements with Messrs. Fischer, Romanow, Otten, Sugalski, Murphy and other key executives. The agreements were effective October 1999, amended December 2000, and amended and restated December 2001. The agreements recognize that these executives are critical to Nexen's ongoing business. They recognize the need to retain the executives, protect them from employment interruption due to a change in control and treat them in a fair and equitable manner, consistent with industry standards.

         For the purposes of these agreements, a change of control includes any acquisition of common shares or other securities that carry the right to cast more than 35% of the votes attaching to all common shares and, in general, any event, transaction or arrangement which results in a person or group exercising effective control of Nexen.

         If the named executives are terminated following a change in control, they will be entitled to receive salary and benefits for a specified severance period. For Mr. Fischer and Mr. Romanow, the severance period is 36 months. They may also terminate their employment on a voluntary basis following a change of control with severance periods of 36 and 30 months, respectively. For Messrs. Otten, Sugalski and Murphy, the severance period is 30 months.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         Nexen maintains a directors' and officers' liability insurance policy for the benefit of our directors and officers. The policy provides coverage for costs incurred to defend and settle claims against directors and officers to an annual limit of U.S. $125 million with a U.S. $1 million deductible per occurrence. The cost of coverage for 2002 was approximately U.S. $0.3 million.

                COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT

         The Compensation and Human Resources Committee reviews and makes recommendations to the Board with respect to Nexen's Incentive Compensation Plan, Stock Option Plan, Stock Appreciation Rights Plan and Pension Plan. It reviews and approves executive management's recommendations for the annual salaries, bonuses and grants of stock options and stock appreciation rights. The Committee is also responsible for reviewing executive management succession and development plans. The Committee consists of eight directors, seven who are independent pursuant to Nexen's Categorical Standards and one who is not independent. Each of Mr. Hentschel and Mr. Zaleschuk were formerly President and Chief Executive Officer of Nexen (Mr. Hentschel over five years ago). The Committee reports to the Board and the Board gives final approval on compensation matters.

POLICIES OF THE COMMITTEE

         Nexen is committed to pay for performance, improved shareholder returns and external competitiveness. These principles are factored into the design, development and administration of our compensation programs, as directed by the Committee.

         The Committee believes maximizing shareholder return is the most important measure of success. At the operational level, this translates primarily into net income, cash flow and net asset value growth. At the corporate headquarters level, this results from successful implementation of necessary strategic change. The Committee recognizes the need to attract and retain a stable and focused leadership capable of managing Nexen's operations, finances and assets. As appropriate, the Committee rewards exceptional individual contributions with highly competitive compensation.

         To ensure competitiveness, Nexen hires various independent compensation consulting firms to compare our executive compensation practices to our peers, primarily major Canadian oil and gas companies and, where relevant, chemical and marketing companies.

         Our compensation program has three components: salary, annual cash incentives and long-term incentives.

BASE SALARIES

         To determine base salaries, Nexen maintains a framework of job levels based on internal comparability and external market data. The Committee's goal is to provide total cash compensation for our top performing employees between the 50th and 75th percentile as compared to our peers.

ANNUAL INCENTIVES

         The Board approves any annual cash incentives awarded under the Annual Incentive Plan. The Committee determines the total amount of cash available for annual incentive awards by evaluating a combination of financial and non-financial criteria, including net income, operating cash flow and specific strategic goals outlined in a balanced scorecard. The primary indicators, net income and cash flow, are commonly used metrics in our industry and each represents one-third of the overall assessment. The qualitative assessment of the balanced scorecard performance indicators provides a comprehensive evaluation and accounts for the final one-third of the overall performance assessment. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of overall Nexen, personal and business unit performance, along with market competitiveness.

         The incentive plan is reviewed annually to ensure the plan continues to attract, motivate, reward and retain the high performing and high potential employees needed to achieve Nexen's business objectives, while reflecting long-term fiscal responsibility to our shareholders.

         The current formula for determining the cash available for incentive awards is heavily weighted (two-thirds) toward the financial criteria of net income and operating cash flow. Both of these factors can be significantly affected by price and are not within Nexen's control to the same extent as are the strategic goals set out in the balanced scorecard. Accordingly, large price fluctuations can result in an overly large or overly small pool for incentive awards. In order to address these concerns, the Board has determined to revise the formula for 2003. The revised formula will weight net income and operating cash flow at 25% each and the specific strategic goals set out in the balanced scorecard at 50%.

STOCK AND LONG-TERM INCENTIVES

         The Board believes that employees should have a stake in Nexen's future and that their interest should be aligned with the interest of our shareholders. To this end, Nexen's contributions to employee savings plans are made in Nexen common shares. In addition, the Committee selects those directors, officers and employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plan and the Stock Appreciation Rights Plan.

         Under these plans, participating directors, officers and employees receive grants of stock options or stock appreciation rights as a long-term incentive to increase shareholder value. The grants have a five-year term and vest one-third each year of the first three years of the term on the anniversary date of the grant. Awards of stock options and stock appreciation rights are supplementary to the Annual Incentive Plan and are intended to increase the pay-at-risk component for senior management.

         The Stock Appreciation Rights Plan was introduced in 2001. For employees at or below mid-level department managers, these rights are typically granted instead of stock options.

         To determine the number of stock options available for distribution, we consider market information on stock options and the impact of the program on shareholders. The focus in 2002 was on providing differentiated awards based on performance, potential and retention risk.

         Nexen's Stock Option Plan sets out that options granted to non-officer directors will not exceed 0.25% of total outstanding shares. The Stock Option Plan also sets out that total options granted and shares reserved for issuance under stock-based compensation arrangements will not exceed 10% of the total outstanding shares.

         Nexen maintains share ownership guidelines for executive officers as a way of aligning executive and shareholder interests. The Chief Executive Officer, Chief Financial Officer and other executive officers are expected to own shares representing three, two and one times annual base salary, respectively. In determining compliance with the guidelines, share ownership includes the net value of exercisable options.

PRESIDENT AND CHIEF EXECUTIVE OFFICER COMPENSATION

         Competitive compensation information for our President and Chief Executive Officer is determined based on assessments conducted by independent compensation consulting firms which compare similar positions in oil and gas and in the broader industrial sector. Target total cash compensation (base salary plus incentive bonus) is at the low end of the range of the oil and gas comparator group.

         The award to Mr. Fischer under the Annual Incentive Plan is a percentage of his target bonus based on the composite performance rating approved by the Board which takes into account the three components of the plan, the first two being the targets for net income and cash flow, and the last one being a qualitative assessment. The qualitative assessment includes a scorecard of targets for growth and operating performance, such as net asset value growth, cost management, safety record, production volumes and reserve growth, among others. An important measure in the scorecard is the extent to which the operations were conducted in an environmentally safe and socially responsible manner.

         Annual salary increases for Mr. Fischer are based on his performance against key objectives, using a broad selection of criteria, including the following:

         o        overall achievement of corporate/financial performance;

         o        achievement of strategic objectives;

         o        progress on long term objectives;

         o        team building and succession planning;

         o        visionary leadership; and

         o        social responsibility.

         Based on the Board assessment of Mr. Fischer's achievement of objectives in 2001, his base salary was increased to $650,000 in 2002 and he was awarded a bonus of $300,000 under the Annual Incentive Plan.

         In 2002, Mr. Fischer was also granted options to purchase 100,000 shares at an exercise price of $33.93 under the Nexen Stock Option Plan. Awards under the Stock Option Plan are a direct link to the stock performance and form a part of the competitive overall compensation package.

         Submitted on behalf of the Compensation and Human Resources Committee:

                                            John M. Willson, Chair
                                            David A. Hentschel
                                            S. Barry Jackson
                                            Kevin J. Jenkins
                                            Thomas C. O'Neill
                                            Richard M. Thomson
                                            Gordon R. Wittman
                                            Victor J. Zaleschuk

                           NEW SHARE PERFORMANCE GRAPH

         The following graph shows changes in the past five year period, ending December 31, 2002, in the value of $100 invested in our common shares, compared to the S&P/TSX Composite Index (previously known as the TSE 300 Composite Index), the S&P/TSX Energy Sector Index (as a replacement for the TSX Oil and Gas Index) and the S&P/TSX Oil & Gas Exploration & Production Index (as a replacement for TSX Oil and Gas Producers Index) as at December 31, 2002. Our common shares are included in each of these indices.

                            TOTAL RETURN INDEX VALUES

                         [GRAPHIC OMITTED - LINE CHART]

                                                              1997/12     1998/12     1999/12     2000/12     2001/12     2002/12
                                                              -------     -------     -------     -------     -------     -------
Nexen Inc................................................      100.00       49.79       90.38      118.27      100.25      111.36
S&P/TSX Energy Sector Index..............................      100.00       70.12       88.96      131.39      140.47      159.77
S&P/TSX Oil & Gas Explor. & Prod. Index..................      100.00       70.21       85.92      126.34      130.42      151.51
S&P/TSX Composite Index..................................      100.00       98.42      129.63      139.23      121.73      106.59

        Assuming an investment of $100 and the reinvestment of dividends

                           OLD SHARE PERFORMANCE GRAPH

         The following graph shows changes in the past five year period, ending December 31, 2002, in the value of $100 invested in our common shares, compared to the S&P/TSX Composite Index (previously known as the TSE 300 Composite Index) and the TSX Oil and Gas and TSX Oil and Gas Producers Indices as at December 31, 2002. Our common shares are included in each of these indices.

         In 2004, Nexen intends to abandon the TSX Oil and Gas and the TSX Oil and Gas Producers Indices as they will not be maintained after May 2003 and they are not accessible to shareholders. Nexen will continue to compare its shares to each of the indices shown on the previous page, being the S&P/TSX Composite Index, the S&P/TSX Energy Sector Index (as a replacement for the TSX Oil and Gas Index) and the S&P/TSX Oil & Gas Exploration & Production Index (as a replacement for TSX Oil and Gas Producers Index).

                            TOTAL RETURN INDEX VALUES

                         [GRAPHIC OMITTED - LINE CHART]

                                                              1997/12     1998/12     1999/12     2000/12     2001/12     2002/12
                                                              -------     -------     -------     -------     -------     -------
Nexen Inc................................................      100.00       49.79       90.38      118.27      100.25      111.36
TSX Oil and Gas Producers Index..........................      100.00       69.59       85.26      124.89      129.12      150.09
TSX Oil and Gas Index....................................      100.00       70.15       89.27      131.43      140.64      159.95
S&P/TSX Composite Index..................................      100.00       98.42      129.63      139.23      121.73      106.59

        Assuming an investment of $100 and the reinvestment of dividends

                    AUDIT AND CONDUCT REVIEW COMMITTEE REPORT

         The Audit and Conduct Review Committee is directly responsible for the appointment (subject to shareholder approval), compensation and oversight of the independent auditors. The independent auditors report directly to the Committee. The Committee has a clear understanding with the independent auditors that they must maintain an open and transparent relationship with the Committee and that the ultimate accountability of the independent auditors is to the Committee, as representatives of the shareholders. A copy of the mandate of the Committee is included in Schedule "C".

         The Committee is composed of six directors, all of whom are independent pursuant to Nexen's Categorical Standards which include the additional requirements for independence of audit committee members set out in the SARBANES-OXLEY ACT OF 2002.

         Management is responsible for Nexen's internal controls and financial reporting process. The independent auditors are responsible for performing and reporting on an independent audit of Nexen's consolidated financial statements in accordance with generally accepted auditing standards. The Committee's responsibility is to monitor and oversee these processes.

         In connection with their responsibilities, the Committee:

         o met with management and the independent auditors to review and discuss the December 31, 2002 consolidated financial statements;

         o discussed with the independent auditors the matters required by Canadian regulators in accordance with Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants "Communications with Those Having Oversight Responsibility for the Financial Reporting Process" and by U.S. regulators in accordance with the Statement on Auditing Standards No. 61 "Communication with Audit Committees" issued by the American Institute of Certified Public Accountants;

         o received written disclosures from the independent auditors required by the U.S. Securities and Exchange Commission in accordance with the Independence Standards Board Standard No. 1 "Independence Discussions with Audit Committees"; and

         o discussed with the independent auditors that firm's independence.

CHANGE IN AUDITOR

         On June 3, 2002, the Canadian firm of Deloitte & Touche LLP completed a transaction with the Canadian firm of Arthur Andersen LLP to integrate the partners and staff of Arthur Andersen LLP (Canada) into Deloitte & Touche LLP (Canada). On July 11, 2002, our Board accepted the resignation of Arthur Andersen LLP (Canada) and appointed Deloitte & Touche LLP (Canada) as Nexen's auditors until the next Annual General Meeting.

AUDIT FEES

         Total audit related fees billed by Nexen's independent auditors, Deloitte & Touche LLP, during 2002 were:

         o $550,000 for the annual audit of Nexen's consolidated financial statements included in our 2002 Annual Report on Form 10-K;

         o $31,000 for the second and third quarter reviews of Nexen's consolidated financial statements included in our Form 10-Qs for the periods ended June 30, 2002 and September 30, 2002, respectively;

         o $231,500 for the annual audits of subsidiary financial statements and employee benefit plans; and

         o        $4,000 for comfort letters to commissions.

         Total audit related fees billed by Nexen's former independent auditors, Arthur Andersen LLP, during 2002 were:

         o $13,000 for the first quarter review of Nexen's consolidated financial statements included in our Form 10-Q for the period ended March 31, 2002; and

         o        $88,300 for comfort letters to commissions.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

         Deloitte & Touche LLP did not provide any financial information systems design and implementation services as described in Paragraph (c)(4)(ii) of Rule 2-01 of Regulation S-X under U.S. federal securities laws for the fiscal year ended December 31, 2002.

ALL OTHER FEES

         Total fees billed by Deloitte & Touche LLP for other services during 2002 were:

         o $72,550 for tax return preparation assistance and tax-related consultation.

         Total fees billed by Arthur Andersen LLP for other services during 2002 were:

         o $106,601 for tax preparation assistance and tax-related consultation; and

         o $62,900 for assisting the internal audit group with its evaluation of the implementation of an enterprise-wide resource system.

GENERAL

         The Committee considered and is of the view that the provision of services by Deloitte & Touche LLP described in "All Other Fees" above is compatible with maintaining that firm's independence.

         Based on the Committee's discussions with management and the independent auditors, and its review of the representations of management and the independent auditors, the Committee recommended that the Board include the audited consolidated financial statements in Nexen's Annual Report on Form 10-K for the year ended December 31, 2002.

         Submitted on behalf of the Audit and Conduct Review Committee:

                                      David A. Hentschel, Chair
                                      Dennis G. Flanagan
                                      S. Barry Jackson
                                      Thomas C. O'Neill
                                      Richard M. Thomson
                                      Gordon R. Wittman

                             APPOINTMENT OF AUDITORS

         The Audit and Conduct Review Committee recommends appointment of Deloitte & Touche LLP as auditors for Nexen for 2003. The persons named in the enclosed proxy intend to vote for this appointment unless the shareholder specifies that authority to do so is withheld.

         Representatives of the auditors are expected to be present at the Meeting. These representatives will be given the opportunity to make a statement if they desire to do so and will be available to answer appropriate questions.

                  INCREASE IN SHARES RESERVED FOR OPTION GRANTS
                           UNDER THE STOCK OPTION PLAN

         The Board has approved reservation of 2,000,000 additional common shares for issuance pursuant to stock options to be granted to directors, officers and employees of Nexen or its subsidiaries under the Stock Option Plan, which was adopted effective February 27, 1998, and amended December 15, 1998, September 15, 1999, April 17, 2000, May 2, 2001, and October 18, 2001 (the
"Stock Option Plan"). This reservation must be approved by a majority of votes cast by shareholders at the Meeting.

         Management believes that the granting of stock options to employees is an important part of its compensation program, not only to retain the services of existing employees, but also to attract qualified personnel in an increasingly competitive employment market. Options align the interests of employees with shareholders' interests and allow directors, officers and employees to increase their financial interest in Nexen. For these reasons, management broadened the number of employees who qualify to be granted options. Subsequently, Nexen implemented Stock Appreciation Rights ("SARs"), which we now grant to a significant number of employees in lieu of stock options. The following table sets out the options and SARs granted in the last three years.

                                     OPTIONS


                                     ISSUED TO                                      PERCENTAGE OF      TOTAL NUMBER OF
                                    NON-OFFICER      ISSUED TO      ISSUED TO      EMPLOYEES GRANTED    OPTIONS / SARS
YEAR                                 DIRECTORS        OFFICERS      EMPLOYEES       OPTIONS / SARS          GRANTED
----                                -----------      ---------      ---------      -----------------    ---------------
2002...........................          57,800        408,000      1,322,400             11%             1,788,200
2001...........................          61,800        371,000      1,211,800             11%             1,644,600
2000...........................         112,500        520,000      2,383,345             47%             3,015,845


                                      SARS

2002...........................               0              0        908,400             29%               908,400
2001...........................               0              0        914,800             33%               914,800


         The total outstanding options granted to non-officer directors as of March 10, 2003 was 297,100, or 0.24% of the total number of outstanding shares at that date. Nexen's Stock Option Plan sets out that options granted to non-officer directors will not exceed 0.25% of total outstanding shares. The Stock Option Plan also sets out that total options granted and shares reserved for issuance under stock-based compensation arrangements will not exceed 10% of the total outstanding shares.

         On March 10, 2003 the number of common shares currently the subject of options was 9,397,675 and common shares reserved for future options totalled 303,010. Accordingly, the total number of common shares the subject of options and reserved for future options as of March 10, 2003 was 9,700,685.

         We anticipate that the reservation of an additional 2,000,000 common shares for option grants will permit Nexen to continue its present option grant program through 2003. Assuming shareholder approval of the reservation of 2,000,000 additional common shares under the Stock Option Plan, as at March 10, 2003 the number of shares currently the subject of options and reserved for future options would, in aggregate, represent approximately 9.5% of the issued and outstanding common shares.

         The Board adopted a policy that, commencing in 2003, non-executive directors will no longer be granted stock options, but alternate methods of performance-based compensation will be employed instead.

         The text of the resolution to increase the number of common shares reserved for issuance pursuant to the Stock Option Plan is set out below:

         "RESOLVED as an ordinary resolution that the number of common shares of the Corporation reserved for issuance pursuant to the Stock Option Plan be increased by an additional 2,000,000 common shares."

         Management and the Board recommend that shareholders VOTE FOR increasing the number of common shares reserved for issuance of options under the Stock Option Plan.

                  SHAREHOLDER PROPOSAL -- EXPENSING OF OPTIONS

         Pursuant to subsection 137(1) of the CANADA BUSINESS CORPORATIONS ACT, eligible shareholders of Nexen requested that the proposal attached as Schedule "D" be included in this Proxy Circular. The proposal is that a resolution be passed by shareholders requesting that the Board establish a policy of expensing the cost of all future stock options issued to senior executives.

         Nexen is strongly committed to "best practices" with respect to corporate governance and to maximizing long-term corporate value. We have been disclosing the nature and extent of outstanding options for years and we are currently reviewing the expensing of stock options.

         In December 2001, the Canadian Accounting Standards Board ("AcSB") issued Section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. This was based on Financial Accounting Standards Board Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, although it is not identical to that standard. In November 2002, the International Accounting Standards Board released a draft International Financial Reporting Standard ("IFRS") on stock-based compensation that requires companies to expense options through the income statement. In late December 2002, the AcSB released a new Exposure Draft, open for comment until March 31, 2003, that also calls for companies to expense options in their income statement, beginning in 2004. There are a number of significant differences between the draft IFRS and the Canadian Exposure Draft that the AcSB is seeking comment on prior to deciding on final rules.

         While current accounting standards allow for the expensing of stock options, the methods outlined for determining the amount of the expense can lead to flawed results (for example, out-of-the-money stock options would give rise to an expense in situations where those stock options vested, were never exercised and subsequently expired). Regulators are seeking comments on stock option valuation methods and we are hopeful that the final Canadian rules will contain improvements in the valuation methods to be followed in determining the appropriate calculation of stock option expense.

         Recognizing that changes to accounting standards with respect to stock option expensing are imminent and will likely be effective commencing 2004, and even presuming to amend the shareholder proposal to reflect the more proper expensing of all options to all employees, Management and the Board do not recommend supporting this shareholder proposal, for the following reasons:

1.       On February 13, 2003, the Board formally adopted a policy requiring
         Nexen to:

         o Continue monitoring proposed changes to accounting standards regarding expensing the cost of stock options;

         o Actively participate, when appropriate, in solicitations for comments on such accounting standards; and

         o Commence expensing the cost of stock options for all employees and directors when such accounting standards are finalized and effective.

2. Choosing to expense stock options prior to finalization of the new Canadian standard may cause us to prematurely select a method of accounting for and/or a method of valuing stock options that is deemed unacceptable under the new Standard. We may be placed in the undesirable position of having to restate our financial statements in the event different accounting or valuation methods are provided for in the new Standard.

         Management and the Board recommend that shareholders VOTE AGAINST the shareholder proposal requesting that Nexen establish a policy of expensing stock options, so that we can align our financial statement recognition in compliance with regulations and in accordance with best practices in industry.

                    INTEREST OF CERTAIN PERSONS AND COMPANIES
                           IN MATTERS TO BE ACTED UPON

         Management is not aware of any material interest of any director or officer, any proposed management nominee for election as director, any person beneficially owning or exercising control or direction over 10% or more of the outstanding common shares, or any associate or affiliate of any of the foregoing, in any transaction since January 1, 2002 or any proposed transaction that has materially affected or will materially affect Nexen or any of its affiliates.

         Mr. Saville is a senior partner of Fraser Milner Casgrain LLP, Barristers and Solicitors, Calgary, Alberta. This firm has rendered legal services to Nexen during each of the last five years. Mr. Saville neither solicits nor participates in the services rendered to Nexen. In addition, he is independent pursuant to the Categorical Standards.

                                 OTHER BUSINESS

         Management does not intend to present any other business at the meeting and it is not aware of any amendments to the proposed matters or of any other matters which may be presented for action at the Meeting. If other matters requiring the vote of shareholders properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote the proxies held by them in accordance with their judgment on such matters.

                              SHAREHOLDER PROPOSALS

         Any proposal by a shareholder intended to be presented at the 2004 annual general meeting of the shareholders should be directed to the attention of the Secretary and must be received by Nexen at its office at 801 - 7th Avenue SW, Calgary, Alberta, Canada, T2P 3P7 by December 19, 2003, in order to be included in the proxy material for that meeting.

                           DIVIDEND REINVESTMENT PLAN

         Nexen has implemented a Dividend Reinvestment Plan under which shareholders may elect to have cash dividends re-invested in common shares. A copy of the offering circular describing the plan (and for United States residents, a prospectus) and an election form are available from CIBC Mellon Trust Company ("CIBC") and may be requested by telephoning CIBC at 1-800-387-0825 or via the internet at www.cibcmellon.com or by e-mail to inquiries@cibcmellon.com.

                            AVAILABILITY OF DOCUMENTS

         NEXEN FILES AN ANNUAL REPORT ON FORM 10-K WITH THE SECURITIES AND EXCHANGE COMMISSION IN THE UNITED STATES. A COPY OF THIS REPORT, INCLUDING THE AUDITED COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS, WILL BE SENT WITHOUT CHARGE TO ANY SHAREHOLDER UPON REQUEST. THIS INFORMATION CAN ALSO BE RETRIEVED ELECTRONICALLY FROM THE EDGAR SYSTEM BY ACCESSING NEXEN'S PUBLIC FILINGS UNDER "FILINGS AND FORMS" AT WWW.SEC.GOV.

         NEXEN ALSO FILES AN ANNUAL INFORMATION FORM AND CERTAIN RELATED DOCUMENTATION WITH THE CANADIAN SECURITIES REGULATORS. A COPY OF OUR MOST RECENT ANNUAL INFORMATION FORM, TOGETHER WITH MATERIAL INCORPORATED INTO IT BY REFERENCE, INCLUDING AUDITED COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002 AND ANY SUBSEQUENT UNAUDITED INTERIM FINANCIAL INFORMATION, AND ONE COPY OF THIS PROXY CIRCULAR WILL BE PROVIDED ON REQUEST. THIS INFORMATION CAN ALSO BE RETRIEVED ELECTRONICALLY FROM THE SEDAR SYSTEM BY ACCESSING NEXEN'S PUBLIC FILINGS AT WWW.SEDAR.COM.

         ALL DOCUMENTS REQUIRED TO BE FILED IN CANADA OR THE U.S. MAY ALSO BE ACCESSED VIA NEXEN'S WEBSITE AT WWW.NEXENINC.COM.

         ALL REQUESTS SHOULD BE IN WRITING ADDRESSED TO:

                                         NEXEN INC.
                                         801 - 7TH AVENUE SW
                                         CALGARY ALBERTA CANADA
                                         T2P 3P7
                              ATTENTION: JOHN B. MCWILLIAMS
                                         SENIOR VICE PRESIDENT, GENERAL COUNSEL
                                         AND SECRETARY


         The contents and sending of this Proxy Circular have been approved by the Board.

                                                   [GRAPHIC OMITTED - SIGNATURE]
                                                        /s/ John B. McWilliams
                                                        ------------------------
                                                            John B. McWilliams
                                                                     SECRETARY

                                  SCHEDULE "A"

     TORONTO STOCK EXCHANGE ("TSX") PROPOSED CORPORATE GOVERNANCE GUIDELINES
                                COMPLIANCE TABLE

              TSX PROPOSED GUIDELINES                               COMPLIANCE                COMMENTS
              -----------------------                               ----------                --------
 1. The board of directors of every corporation                         Yes         The Board has adopted a formal
    should explicitly assume responsibility for the                                 mandate setting out its stewardship
    stewardship of the corporation and adopt a                                      responsibilities. The Board Mandate is
    formal mandate setting out the Board's                                          included in Schedule "C".
    stewardship responsibilities, and as part of the
    overall stewardship responsibility, the Board should assume responsibility for the following matters:

    (a)     adoption of a strategic planning process                    Yes         The Board has approved a strategic
            and the approval and review, on at least                                planning process and reviews and
            an annual basis of a strategic plan that                                approves the strategic plan put forth by
            takes into account, among other things,                                 management on an annual basis. The
            opportunities and risks of the business;                                strategic plan takes into account, among
                                                                                    other things, opportunities and risks of
                                                                                    the business.

    (b)     the identification of the principal risks                   Yes         The Audit and Conduct Review
            of the corporation's business and                                       Committee ("the "Audit Committee"),
            overseeing the implementation of                                        the Finance Committee, the Reserves
            appropriate systems to manage these                                     Review Committee and the Safety,
            risks;                                                                  Environment and Social Responsibility
                                                                                    Committee of the Board identify the
                                                                                    major financial and operating risks
                                                                                    undertaken by Nexen and review
                                                                                    Nexen's various policies and practices,
                                                                                    including insurance, to manage such
                                                                                    risks.  These committees report regularly
                                                                                    on such matters to the Board.

    (c)     succession planning, including                              Yes         The Corporate Governance and
            appointing, training and monitoring                                     Nominating Committee has established
            senior management and the CEO in                                        procedures to review the performance
            particular;                                                             of the directors.  The Compensation and
                                                                                    Human Resources Committee reviews
                                                                                    such matters with respect to the officers.
                                                                                    The Board has responsibility for
                                                                                    appointing, training and monitoring the
                                                                                    Chief Executive Officer.

    (d)     communications policies for the                             Yes         The Board has mandated Nexen's Investor
            corporation, which policies should                                      Relations group and the Chief Financial
            (i) address how the corporation interacts                               Officer to disseminate information to
            with analysts, investors, other key                                     Nexen's stakeholders and for such group to
            stakeholders and the public; (ii) contain                               receive feedback from the stakeholders and
            measures for the corporation to comply with                             report to the Board on such matters
            its continuous and timely disclosure                                    through the Finance Committee. Nexen has
            obligations and to avoid selective                                      an External Communications Policy and
            disclosure; and (iii) be reviewed at least                              Disclosure Controls and Procedures
            annually.                                                               (implemented through a Disclosure Review
                                                                                    Committee) to ensure that continuous
                                                                                    and timely disclosure obligations are
                                                                                    met and to prevent the occurrence of
                                                                                    selective disclosure.  The Board Mandate
                                                                                    requires that the External Communications
                                                                                    Policy be reviewed annually.

    (e)     integrity of the corporation's internal                     Yes         The Audit Committee has the
            control and management information                                      responsibility to review the internal
            systems.                                                                control and management information
                                                                                    systems of Nexen.  The committee reports
                                                                                    to the Board with respect to such controls
                                                                                    and systems.  In addition, Nexen's
                                                                                    Internal Auditor regularly reports to the
                                                                                    Audit Committee the results of internal
                                                                                    audits conducted throughout the year.

              TSX PROPOSED GUIDELINES                               COMPLIANCE                COMMENTS
              -----------------------                               ----------                --------
 2. The board of directors of every corporation                         Yes         The slate of nominees proposed by
    should be constituted with a majority of                                        management for election to the Board is
    individuals who qualify as unrelated directors.                                 comprised of ten directors, eight of whom
                                                                                    are independent (unrelated) pursuant to the
                                                                                    Categorical Standards. The Board is
                                                                                    currently comprised of 11 directors and one
                                                                                    unrelated and independent director is
                                                                                    retiring and is not nominated for election
                                                                                    to the Board.

 3. The analysis of the application of the principles                   Yes         Those directors who were found to be
    supporting the conclusion in paragraph 2 above.                                 independent pursuant to the Categorical
                                                                                    Standards are also unrelated directors. The
                                                                                    Categorical Standards, which are attached
                                                                                    as Schedule "B", require analysis of the
                                                                                    nature and significance of relationships
                                                                                    between the directors and Nexen.

 4. The board of directors of every corporation should                  Yes         The Corporate Governance and Nominating
    appoint a committee of directors composed exclusively                           Committee is currently comprised of seven
    of non-management directors, a majority of whom are                             directors, all of whom are non-management
    unrelated directors; with the responsibility for                                directors and six of whom are independent
    proposing to the full board new nominees to the board                           (unrelated) pursuant to the Categorical
    and for assessing directors on an ongoing basis.                                Standards. One independent director is
                                                                                    retiring and will not be reappointed to
                                                                                    this Committee.

                                                                                    The Board has appointed the Corporate
                                                                                    Governance and Nominating Committee to consider
                                                                                    nominees recommended by shareholders; make
                                                                                    recommendations as to candidates for election
                                                                                    to the Board and appointment to Board
                                                                                    Committees; and, assess the effectiveness of
                                                                                    directors. In light of the opportunities and
                                                                                    risks facing Nexen, this Committee takes into
                                                                                    account what competencies, skills and
                                                                                    personal qualities it should seek in new
                                                                                    board members in order to add value to
                                                                                    Nexen.

 5. Every board of directors should implement a process to              Yes         The Corporate Governance and Nominating
    be carried out by the nominating committee or                                   Committee assesses the effectiveness of
    other appropriate committee for assessing the effectiveness                     the Board, Board Committees and the
    of the board as a whole, the committees of the board                            contributions of individual directors on
    and the contribution of individual directors.                                   an annual basis and makes recommendations
                                                                                    in connection with such matters to the
                                                                                    Board.

 6. Every corporation, as an integral element of the                    Yes         The Board has established an orientation
    process for appointing new directors, should                                    program for new directors which includes
    provide an orientation and education program for new recruits                   information on the role of the Board, the role
    to the board.                                                                   of the Board Committees and the contribution
                                                                                    individual directors are expected to make.

    In addition, every corporation should provide                                   Presentations are made to the Board from
    continuing education for all directors.                                         time to time to educate and keep the Board
                                                                                    informed of changes within Nexen and in
                                                                                    legal, regulatory and industry
                                                                                    requirements and standards.

              TSX PROPOSED GUIDELINES                               COMPLIANCE                COMMENTS
              -----------------------                               ----------                --------
 7. Every board of directors should examine its size and                Yes         The Board is currently comprised of 11
    composition and undertake, where appropriate,                                   directors and will be comprised of ten
    a program to establish a board                                                  directors after the Meeting. The Board
    comprised of members who facilitate effective                                   believes this is large enough to permit a
    decision making.                                                                diversity of views and to staff the various
                                                                                    Committees, without being so large as to detract
                                                                                    from the Board's efficiency and effectiveness.
                                                                                    The Corporate Governance and Nominating
                                                                                    Committee approved a skills evaluation matrix
                                                                                    which was completed by all directors in 2002.
                                                                                    The matrix sets out the various skills and areas
                                                                                    of expertise determined to be essential to
                                                                                    Nexen to ensure appropriate strategic direction.
                                                                                    Skills levels in each of the following areas
                                                                                    were evaluated: Managing / Leading Growth;
                                                                                    International; CEO; Exploration; Human
                                                                                    Resources; Oil and Gas; Governance / Board;
                                                                                    Financial Acumen; Safety, Environment and Social
                                                                                    Responsibility; Diversity; and Marketing. Based
                                                                                    on the evaluation, the Committee determined that
                                                                                    the current skill mix was appropriate. The
                                                                                    matrix also provides a baseline to assist in
                                                                                    determining appropriate skills for future Board
                                                                                    members.

 8. A committee of the board of directors                               Yes         The Compensation and Human Resources
    comprised solely of unrelated directors should                                  Committee is currently comprised of eight
    review the adequacy and form of the                                             directors, all of whom are non-management
    compensation of senior management and                                           directors and seven of whom are independent
    directors, with such compensation realistically                                 (unrelated) pursuant to the Categorical
    reflecting the responsibilities and risks of such                               Standards. One independent director is retiring
    positions.                                                                      and will not be reappointed to this Committee.
                                                                                    The Board has appointed this Committee to review
                                                                                    the adequacy and form of senior management
                                                                                    compensation annually and director compensation
                                                                                    every two years, and make recommendations to the
                                                                                    Board in this regard. Director compensation is
                                                                                    expected to be in the top quartile of Canadian
                                                                                    director compensation to attract top candidates.
                                                                                    Senior management compensation is expected to be
                                                                                    between the 50th and 75th percentile as compared
                                                                                    to our peers.

 9. Subject to guidelines 8 and 13, committees of                       Yes         All Committees are composed solely of
    the board of directors should generally be                                      directors. All Committees non-management
    composed solely of non-management directors,                                    are comprised of a majority of directors
    a majority of whom are unrelated directors.                                     who are independent (unrelated) pursuant
                                                                                    to the Categorical Standards.

10. Every board of directors should expressly                           Yes         The Corporate Governance and Nominating
    assume responsibility for, or assign to a                                       Committee has been charged by the Board
    committee of directors the general                                              with developing and reviewing Nexen's
    responsibility for developing the corporation's                                 corporate governance system
    approach to governance issues.                                                  and recommending changes to the Board. This
                                                                                    Committee also reviews and recommends changes
                                                                                    to the respective mandates and composition of
                                                                                    the Board Committees.

    This Committee takes into account new and                                       The committee would, among other things, be
    proposed regulatory requirements in making its                                  responsible for the corporation's response to
    recommendations to the Board and reviews and                                    these governance guidelines.
    approves annual disclosure of corporate governance
    practices, including the response to these
    guidelines.

              TSX PROPOSED GUIDELINES                               COMPLIANCE                COMMENTS
              -----------------------                               ----------                --------
11. The board of directors, together with the CEO,                                  The Board Mandate, which is included in
    should develop position descriptions for the                                    Schedule "C", sets out the
    board and the CEO, including the definition of                                  responsibilities of the Board. The Board
    the limits to management's responsibilities.                                    retains all powers not delegated by the
                                                                                    Board to management or to Board Committees.
                                                                                    The Board directs Nexen's business and affairs
                                                                                    and supervises Nexen's management. The Chief
                                                                                    Executive Officer has general supervision over
                                                                                    the business and affairs and over other officers
                                                                                    of Nexen, and is responsible to the Board.

    In addition, the board should approve or develop the                            The Board approves the objectives for the
    corporate objectives that the CEO is responsible for                            Chief Executive Officer annually. These
    meeting and assess the CEO against these objectives.                            relate to the implementation of the strategic
                                                                                    plan and specific short and long term objectives
                                                                                    related to financial and operational performance
                                                                                    designed to create value. Objectives also deal
                                                                                    with organizational matters related to employee
                                                                                    development and corporate values. The
                                                                                    performance of the Chief Executive Officer is
                                                                                    assessed annually against the approved
                                                                                    objectives.

12. Every board of directors should implement                           Yes         The Board is chaired by a non-executive
    structures and procedures that ensure that the                                  director and meets independently of
    board can function independently of                                             management at every regularly scheduled
    management.                                                                     meeting. Board Committees meet with various
                                                                                    external consultants, independently of
                                                                                    management, when they see fit.

13. The audit committee should be composed solely of                    Yes         The Audit Committee is currently comprised
    unrelated directors.                                                            of six directors, all of whom are
                                                                                    independent (unrelated) pursuant to the
                                                                                    Categorical Standards. One director is retiring
                                                                                    and will not be reappointed to this Committee.

    All of the members of the audit committee                                       The financial literacy and accounting or
    should be financially literate and at least one                                 related financial experience of all of the
    member should have accounting or related financial                              members of this Committee were reviewed in
    experience. Each board shall determine the definition                           light of the final rules for "financial
    and criteria for "financial literacy" and "accounting or related                experts" issued by the U.S. Securities and
    financial experience" and such definitions shall form                           Exchange Commission pursuant to the
    part of the disclosure required under this guideline.                           requirements of the SARBANES-OXLEY ACT OF
                                                                                    2002. All Committee members have at least an
                                                                                    understanding of generally accepted accounting
                                                                                    principles and financial statements and three
                                                                                    members of this Committee have been designated
                                                                                    by the Board as financial experts.

    The audit committee should have direct                                          This Committee has closed sessions
    communication channels with the internal and                                    (excluding management) with the internal and
    external auditors to discuss and review specific                                external auditors at each regularly issues as
                                                                                    appropriate.  scheduled meeting. This Committee
                                                                                    reviews Nexen's accounting principles, policies
                                                                                    and practices, and significant accounting
                                                                                    judgments with the external auditors. This
                                                                                    Committee also reviews the audited consolidated
                                                                                    financial statements with the external auditors
                                                                                    prior to their submission to the Board for
                                                                                    approval; reviews related party transactions;
                                                                                    and, reviews, with the internal and external
                                                                                    auditors, the adequacy of Nexen's accounting
                                                                                    and financial reporting controls.

                                                                                    This Committee reviews and endorses the scope
                                                                                    and adequacy of Nexen's internal audit program
                                                                                    and the results of internal audit activities.

              TSX PROPOSED GUIDELINES                               COMPLIANCE                COMMENTS
              -----------------------                               ----------                --------
    The audit committee duties should include oversight                             This Committee has put in place procedures
    responsibility for management reporting on internal                             to receive and handle complaints or
    control. While it is management's responsibility to                             concerns received about Nexen's
    design and implement an effective system of internal                            accounting, internal accounting controls
    control, it is the responsibility of the audit                                  or audit matters including the anonymous
    committee to oversee this responsibility.                                       submission by employees of concerns
                                                                                    respecting accounting or auditing matters.

14. The audit committee charter should set out explicitly               Yes         The Audit Committee Mandate sets out the
    the role and oversight responsibility of the audit                              Committee's oversight responsibilities
    committee with respect to:                                                      with respect to all of these matters. A
    o     its relationship with and expectation of the                              copy of the Audit Committee Mandate is
          external auditors including the establishment of                          included in Schedule "C".
          the independence of the external auditor;
    o     the determination of which non-audit services the
          external auditor is prohibited from providing;
    o     the engagement, evaluation, remuneration and
          termination of the external auditor;
    o     appropriate funding for payment of the auditor's
          compensation and for any advisors retained by the
          audit committee;
    o     its relationship with and expectation of the
          internal auditor function;
    o     its oversight of internal control;
    o     disclosure of financial and related information; and
    o     any other matters that the audit committee feels are
          important to its mandate or that the board
          chooses to delegate to it.

    Even though the audit committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or perform auditing, or to determine that the issuer's financial statements are complete and accurate.

    The audit committee charter should specify that the                             Pursuant to requirements of the
    external auditor is accountable to the board of                                 SARBANES-OXLEY ACT OF 2002 relevant to
    directors and the audit committee as representatives of                         Nexen, the Audit Committee Mandate
    shareholders.                                                                   specifies that the external (independent)
                                                                                    auditor is accountable to the Committee as
                                                                                    the representatives of the shareholders.

    The board of directors should review and reassess the                           The Corporate Governance and Nominating
    adequacy of the audit committee charter on at least an                          Committee reviews and reassesses the
    annual basis.                                                                   mandates of all Board Committees at least
                                                                                    annually and makes recommendations to the
                                                                                    Board Committees, who, in turn, make
                                                                                    recommendations to the Board in this regard.

15. The board of directors should implement a system which              Yes         Individual directors may engage outside
    enables an individual director to engage an external                            advisors with the authorization of the
    advisor at the expense of the corporation in                                    Corporate Governance and Nominating
    appropriate circumstances. The engagement of the                                Committee.
    external advisor should be subject to the approval of
    an appropriate committee of the board.

                                  SCHEDULE "B"

                 CATEGORICAL STANDARDS FOR DIRECTOR INDEPENDENCE

GENERAL INFORMATION

         A director of Nexen Inc. ("Nexen") who meets all of the following categorical standards will be considered independent. Standards for independence are different for members of an audit committee. Accordingly, members of Nexen's Audit and Conduct Review Committee ("Audit Committee") will be required to meet additional criteria to be considered independent for the purposes of membership on the Audit Committee.

         Until May 6, 2003, Nexen will have 11 board members, after May 6, 2003 Nexen will have ten board members, until changed. Nexen will maintain a minimum of six independent directors at all times, and it is the Board's goal that at least two-thirds of the directors will be independent pursuant to these categorical standards.

         Directors who do not meet these standards for independence also make valuable contributions to the Board and to Nexen by reason of their knowledge and experience.

         These categorical standards reflect the proposed rules of the New York Stock Exchange ("NYSE") and the current guidelines of the Toronto Stock Exchange ("TSX"). These categorical standards may be amended from time to time by the Board and will be amended when necessary to comply with regulatory requirements. The current categorical standards will be disclosed annually.

         To be considered "independent" under the proposed NYSE rules, the board must determine that a director does not have any direct or indirect material relationship with Nexen. An "outside" and "unrelated" director under the TSX guidelines is a director who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

DEFINITIONS

         An "Affiliate" of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.

         "Immediate Family" includes a person's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law, and anyone (other than an employee) who shares the person's home.

         "Officer" means any chairman, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance) of a business enterprise and any other officer or person who performs a policy-making function for such a business enterprise. Officers of subsidiaries will be deemed to be officers of the parent if they perform policy-making functions for the parent.

DIRECTORS

         The following categorical standards have been established to determine when a director of Nexen is independent:

1.       A director will not be independent if, within the last five years:

         (a)      the director was employed by Nexen;

         (b) an Immediate Family member of the director was employed by Nexen as an Officer;

         (c) the director was employed by or an Affiliate of Nexen's independent auditor;

         (d) an Immediate Family member of the director was employed by Nexen's independent auditor as a partner, principal or manager; or

         (e) a Nexen Officer was on the compensation committee (or its equivalent) of a company which employed the Nexen director, or which employed an Immediate Family member of the director as an Officer.

2. The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence or that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Nexen:

         (a) if a director of Nexen is an Officer of another company that does business with Nexen and the annual sales to, or purchases from, Nexen are less than 1% of the annual revenues of Nexen and of the other company;

         (b) if a director of Nexen is an Officer of another company which is indebted to Nexen, or to which Nexen is indebted, and the total amount of either company's indebtedness to the other is less than 1% of the total consolidated assets of Nexen and of the other company; and

         (c) if a director of Nexen serves as an Officer, director or trustee of a charitable organization, and Nexen's charitable contributions to the organization are less than 1% percent of the organization's total annual charitable receipts and less than 10% of Nexen's annual charitable contributions. (Nexen's automatic matching of employee charitable contributions will not be included in Nexen's annual charitable contributions for this purpose.)

         The Board will annually review all commercial and charitable relationships of directors. Whether directors meet these categorical independence tests will be reviewed annually and made public prior to directors standing for election or re-election to the Board.

3. For relationships outside of the specific limits set out in section 2 above, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, will be made by the directors who satisfy the independence guidelines set out in sections 1 and 2 above. For example, if a director is the chief executive officer of a company that purchases products and services from Nexen that are more than 1% of that company's annual revenues, the directors who satisfy the independence guidelines set out in sections 1 and 2 above could determine, after considering all of the relevant circumstances, that such a relationship was not a material relationship and that the director should be considered independent. Nexen would explain in its next proxy statement and information circular the basis for any determination that a relationship was not a material relationship despite the fact that it did not meet the specific guidelines set out in section 2 above.

         Nexen will not make or arrange any personal loans or extensions of credit to directors or officers.

                             AUDIT COMMITTEE MEMBERS

         Under the SARBANES-OXLEY ACT OF 2002 audit committee members may not be Affiliates of the corporation and they may not receive any fees, except for fees for serving as a director or board committee member, from the corporation. Accordingly, in addition to satisfying the categorical standards set out above, directors who are members of Nexen's Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

         o the Audit Committee member or an Immediate Family member of the Audit Committee member provides personal services to Nexen for compensation; or

         o the Audit Committee member is a partner, member or principal of a consulting, legal, accounting, investment banking or financial services firm which provides services to Nexen for fees, regardless of whether the Audit Committee member personally provided the services for which the fees are paid.

                                  SCHEDULE "C"

                                    MANDATES

1.       Board Mandate

2.       Chair Mandate / Position Description

3.       Audit and Conduct Review Committee Mandate

4.       Compensation and Human Resources Committee Mandate

5.       Corporate Governance and Nominating Committee Mandate

6.       Finance Committee Mandate

7.       Reserves Review Committee Mandate

8.       Safety, Environment and Social Responsibility Committee Mandate

                           BOARD MANDATE

         The Board of Directors (the "Board") of Nexen Inc. (the "Corporation") shall have the oversight responsibility, authority and specific duties as described below.

COMPOSITION

         The Board shall be comprised of not fewer than the minimum number nor more than the maximum number of directors set out in the Articles of the Corporation. The Board may, from time to time, determine the number of directors within the required minimum and maximum allowed.

         The Board shall at all times be comprised of at least the minimum number of independent directors as required by, and defined in, the categorical standards for director independence adopted by the Board (the "Categorical Standards").

         All members of the Board shall have such skills and abilities appropriate to their appointment as directors as shall be determined by the Board. It is recognized that the right mix of experiences and competencies will ensure that the Board will carry out its duties and responsibilities in the most effective manner.

         Except as otherwise provided in the By-Laws of the Corporation, members of the Board shall be elected annually at the annual meeting of shareholders and shall serve until their successors are duly elected.

         The Chair of the Board shall be appointed annually by the Board to oversee the Board carrying out its responsibilities effectively. The Chair shall at all times be an "independent board leader" (an outside, unrelated director with no affiliation with a significant shareholder or a minority shareholder who has DE FACTO control).

RESPONSIBILITY

         As provided in the CANADA BUSINESS CORPORATIONS ACT (the "Act") and the By-Laws of the Corporation, the Board shall manage, or supervise the management of, the business and affairs of the Corporation. The Board has the responsibility to act in the best interests of the Corporation and the shareholders.

MEETINGS

         The Board shall meet at least five times annually and as many additional times as the Board deems necessary to carry out its duties effectively. Each director shall review all Board meeting materials in advance of each meeting and shall strive for perfect attendance at all Board and Board Committee meetings.

SPECIFIC DUTIES

         To carry out its management of the business and affairs of the Corporation, the Board shall have specific responsibility for:

1. Selecting, appointing, evaluating and, if necessary, terminating the Chief Executive Officer. Approving or developing the corporate objectives that the Chief Executive Officer is responsible for meeting and assessing the Chief Executive Officer against these objectives.

2. Determining whether individual directors meet the requirements for independence set out in the Categorical Standards and make such disclosures as are required with respect to that determination.

3. Contributing to the development of strategic direction. Adopting a strategic planning process, approving strategic plans and monitoring the Corporation's performance.

4. Ensuring policies and processes are in place for the identification of principal business risks and opportunities for the Corporation and to address what risks are acceptable to the Corporation; and, ensuring that appropriate systems are in place to manage risk.

5. Succession planning, including appointing, training and monitoring the performance of senior management.

6. With the advice of the Compensation and Human Resources Committee, approving the compensation of the senior management team and approving an appropriate compensation program for the Corporation's personnel.

7. Ensuring policies and processes to ensure the integrity of the Corporation's internal control, financial reporting and management information systems are in place.

8. Ensuring an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Corporation are provided.

9. Overseeing the process whereby the Corporate Governance and Nominating Committee is charged with assessing the contribution of the Board, Committees and all individual directors annually. Appointing a Corporate Governance and Nominating Committee consisting of a majority of independent directors with the responsibility for proposing new nominees to the Board. Charging the Corporate Governance and Nominating Committee with responsibility for developing the Corporation's approach to governance.

10. Approving an External Communications Policy for the Corporation which addresses disclosure matters and ensuring that the policy is reviewed annually.

11. Appointing Board Committees, however designated, and delegating to any such Board Committees any of the powers of the Board except those which pertain to items which, under the Act, a Board Committee has no authority to exercise.

12. Assuring sound policies are in place respecting auditing and accounting principles and practices.

13. Approving financial commitments in excess of delegated approval authorities.

14. Ensuring appropriate policies and processes are in place to ensure the Corporation's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

15. Monitoring compliance with the Corporation's Ethics Policy and granting and disclosing, or declining, any waivers of the Ethics Policy for officers.

16. Subject to approval of the Corporate Governance and Nominating Committee, individual directors are permitted to engage external advisors at the Corporation's expense in appropriate circumstances.

Approved: February 13, 2003

                      CHAIR MANDATE / POSITION DESCRIPTION

         The Chair of the Board of Directors (the "Chair") of Nexen Inc. (the "Corporation") shall have the oversight responsibility, authority and specific duties as described below.

APPOINTMENT

         The Chair shall have such skills and abilities appropriate to the appointment as Chair as shall be determined by the Board in accordance with best practices in corporate governance.

         The Chair shall be a duly elected or appointed member of the Board and shall be specifically appointed as Chair by the Board following the annual meeting of shareholders. The Chair shall at all times be independent pursuant to the categorical standards for director independence adopted by the Board.

RESPONSIBILITIES

         In addition to the Chair's responsibilities as a director of the Corporation, as provided in the CANADA BUSINESS CORPORATIONS ACT (the "Act") and the By-Laws of the Corporation, the Chair shall have the specific duties set out below and shall have such other powers and duties as the Board may specify. The Chair has a responsibility to act in the best interests of the Corporation and the shareholders, in accordance with applicable legislation and best practices in board governance.

         The Chair shall set the "tone" for the Board and its members so as to foster ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance.

SPECIFIC DUTIES

         The Chair shall have specific responsibility for:

1. Determining, in consultation with the Board, the times and places of meetings of the Board and the shareholders.

2. Ensuring that the Board meets at least five times annually and as many additional times as necessary to carry out its duties effectively. Ensuring that the shareholders meet at least one time annually and as many additional times as may be required by law.

3. Ensuring that all business required to come before a meeting of shareholders is brought before a meeting of shareholders.

4. Ensuring that all business required to come before a Board meeting is brought before the Board such that the Board is able to carry out all of its duties to manage, or supervise the management of, the business and affairs of the Corporation.

5. Ensuring that all business set out in the agendas of Board and shareholder meetings is discussed and brought to resolution, as required.

6. Except as otherwise authorized by the By-Laws, presiding at all meetings of the Board and shareholders.

7. Ensuring that mandates and/or position descriptions are in place and updated regularly for the Board, Board Committees, the Chair and the Chief Executive Officer.

8. Ensuring that the Board has the opportunity to meet separately, without management present, at regular intervals.

9. Providing the Board, its members and Board Committees with leadership to assist with effectively carrying out its duties and responsibilities.

10. Providing advice, counsel and mentorship to the Chief Executive Officer and fellow members of the Board.

Approved: February 13, 2003

                   AUDIT AND CONDUCT REVIEW COMMITTEE MANDATE

         The Audit and Conduct Review Committee (the "Committee") of the Board of Directors (the "Board") of the Nexen Inc. ("Corporation") shall have the oversight responsibility, authority and specific duties as described below.

I.       COMPOSITION, INDEPENDENCE AND COMPENSATION

         The Committee shall be comprised of three or more directors as determined by the Board. The members shall be independent pursuant to the categorical standards for director independence adopted by the Board. In addition, a member of the Committee may not, other than in his or her capacity as a member of the Committee, the Board or any other Board committee, receive from the Corporation, directly or indirectly, any consulting, advisory or other compensatory fee. In recognition of the greater responsibilities and obligations expected of members of the Committee, a member of the Committee may receive additional directors' fees from the Corporation for serving on the Committee. Such additional fees may be greater than those fees paid to other directors, but should be commensurate with the time and effort expected to be expended by such Committee member in the performance of his or her duties.

         All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise and, where possible, at least one member of the Committee shall qualify as an "audit committee financial expert" within the meaning of applicable securities legislation.

         Members of the Committee may not serve on the audit committees of more than two additional public companies without the approval of the Board.

         Members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board and the members shall serve until their successors are duly appointed. The Chair of the Committee may be designated by the full Board or, if it does not do so, the members of the Committee may elect a Chair by the vote of a majority of the full Committee membership.

II.      RESPONSIBILITY

         The Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of the annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) the Corporation's compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; and, (v) performance of the internal and external audit process and the independent auditor. The Committee shall also prepare such reports as are required to be prepared by it by applicable securities law. In addition, the Committee provides an avenue for communication between each of internal audit, the independent auditors, financial and senior management and the Board. The Committee shall have a clear understanding with the independent auditors that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent auditors is to the Committee, as representatives of the shareholders. The Committee shall make regular reports to the Board concerning its activities. The Committee, in its capacity as a committee of the Board, subject to shareholder approval requirements, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors.

         The Committee shall make regular reports to the Board concerning its activities.

III.     MEETINGS

         The Committee shall meet at least four times annually and as many additional times as the Committee deems necessary to carry out its duties effectively. The Committee shall meet in separate sessions with management, the senior internal audit executive of the Corporation and the independent auditors at each regularly scheduled meeting.

IV.      SPECIFIC DUTIES

         To carry out its oversight responsibilities, the Committee shall:

A.       AUDIT SPECIFIC DUTIES

(I)      AUDITOR QUALIFICATIONS AND SELECTION

         1. Subject to applicable law requiring shareholder approval of auditors, be solely responsible for selecting, retaining, compensating, overseeing and, where necessary, terminating the independent auditors, who shall be a "Registered Public Accounting Firm" within the meaning of applicable securities legislation in effect from time to time. The independent auditor shall be required to report directly to the Committee. The Committee shall be entitled to adequate funding from the Corporation for the purpose of compensating the independent auditor for completing an audit and audit report.

         2. Evaluate the independent auditor's qualifications, performance and independence. As part of that evaluation, at least annually obtain and review a report by the independent auditor describing: the firm's (auditor's) internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the Corporation. Ensure that the independent auditors do not provide non-audit services that would disqualify them as independent under applicable regulations.

         3. Review the experience and qualifications of the senior members of the independent auditor team and the quality control procedures of the independent auditor. Ensure that the lead audit partner of the independent auditor is replaced periodically, in accordance with regulatory requirements applicable to the Corporation. Recommend to the Board guidelines for the Corporation's hiring of senior employees and former employees of the independent auditor who were engaged on the Corporation's account.

(II)     AUDIT PROCESS

         4. Pre-approve all auditing services (which may entail comfort letters in connection with securities underwritings). Subject to applicable securities laws, pre-approve the retention of the independent auditor for any significant non-audit services permitted under applicable securities law and the fee for such services. All pre-approvals of such non-audit services shall be disclosed as required by applicable securities law. The Committee may delegate to one or more of its members the authority to grant pre-approvals required hereunder provided that any pre-approvals so granted are presented in writing to the Committee at the next regularly scheduled meeting.

         5. Meet with the independent auditor prior to the audit to review the scope and general extent of the independent auditor's annual audit including the planning and staffing of the audit. This review should include an explanation from the independent auditors of the factors considered by the auditors in determining their audit scope, including the major risk factors.

         6. Require the independent auditor to provide a timely report setting forth (i) all critical accounting policies, significant accounting judgments and practices to be used;
                  (ii) all alternative treatments of financial information within Generally Accepted Accounting Principles ("GAAP") that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditor; and, (iii) other material written communications between the independent auditor and management.

         7. Upon completion of the annual audit, review the following with management and the independent auditors:

                  o The annual financial statements including related footnotes and the MD&A to be included in the Corporation's annual report to shareholders on Form 10-K.

                  o The significant accounting judgements and reporting principles, practices and procedures applied by the Corporation in preparing its financial statements including any newly adopted accounting policies and the reasons for their adoption.

                  o Any transactions accounted for by the Corporation where management has obtained opinion letters providing that hypothetical transactions accounted for in a similar manner are accounted for in accordance with GAAP (letters issued in accordance with Statement of Auditing Standards 50 -- "Reports on the Application of Accounting Principles").

                  o The results of the audit of the financial statements and the related audit report thereon. The independent auditors should confirm to the Committee that no limitations were placed on the scope or nature of their audit procedures.

                  o Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit, including any problems or disagreements with management which, if not satisfactorily resolved, would have caused the independent auditors to issue a non-standard report on the Corporation's financial statements.

                  o The co-operation received by the independent auditors during their audit, including access to all requested records, data and information.

                  o Any other matters not described above that are required to be communicated by the independent auditors to the Committee pursuant to Statement of Auditing Standards 61 -- "Communication With Audit Committee", as amended by Statement of Auditing Standards 90 -- "Audit Committee Communications".

         8. Generally, as part of the review of the annual financial statements, receive an oral report(s), at least annually, from the Corporation's general counsel concerning legal and regulatory matters that may have a material impact on the financial statements. Discuss major financial risk exposures and steps management has taken to monitor and control such exposures.

B.       ONGOING DUTIES

         9. Review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

         10. Report regularly to the Board and review with the Board any issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's independent auditor, or the performance of the internal audit function.

         11. Discuss the types of information that it is appropriate for the Corporation to disclose in earnings press releases or other earnings guidance. Review with management and the Corporation's independent auditors all quarterly financial statements prior to the filing of such reports with the applicable securities regulators and prior to any public announcement of financial results for the periods covered, including the results of the independent auditor's reviews of the quarterly financial statements, significant adjustments, new accounting policies, and any disagreements between the independent auditors and management. The Chair of the Committee may represent the entire Committee for purposes of this review.

         12. Receive reports, from time to time, as required, from the Chair or other representative of each of the Finance Committee and the Reserves Review Committee and discuss with them issues of relevance to both the Committee and each of the Finance Committee and the Reserves Review Committee.

         13. Participate in an annual performance evaluation by the Corporate Governance and Nominating Committee, the results of which will be reviewed by the Board.

         14. The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties.

         15. Perform any other activities consistent with this Mandate, the Corporation's By-Laws and applicable law, as the Committee or the Board deems necessary or appropriate.

C.       INTERNAL CONTROL SUPERVISION DUTIES

         16. Review with the Corporation's management, internal audit and the independent auditors the Corporation's internal accounting and financial reporting controls, any significant deficiencies in them and any proposed major changes to them.

         17. Review the performance of internal audit, the scope of internal audit's work plan for the year and receive a summary report of major findings by internal audit and management's action plan.

         18. Review with management, the Chief Financial Officer, internal audit and the independent auditors the methods used to establish and monitor the Corporation's policies with respect to unethical or illegal activities by Corporation employees that may have a material impact on the financial statements.

         19. Oversee conduct review by obtaining an annual report summarizing the statements of compliance completed by employees pursuant to the Integrity Program, the Conflict of Interest Policy and Improper Payments Policy, and make such resulting inquiries as the Committee deems necessary.

         20. Meet with management, internal audit and the independent auditors to discuss any relevant significant recommendations that the independent auditors may have, particularly those characterized as "material" or "serious". Typically, such recommendations shall be presented by the independent auditors in the form of a Letter of Comments and Recommendations to the Committee. The Committee should review responses of management to the Letter of Comments and Recommendations from the independent auditors and receive follow-up reports on action taken concerning the recommendations.

         21. Receive a report, at least annually, from the Reserves Review Committee on the Corporation's petroleum and natural gas reserves and on the findings of any independent qualified consultants.

         22.      Review the appointment of the senior internal audit executive.

         23. Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation's financial statements or accounting policies.

         24. Review with management and the independent auditor any off-balance sheet financing mechanisms, transactions or obligations of the Corporation.

         25. Review with management and the independent auditor any related party transactions.

         26. Establish, implement and, as necessary, revise the procedures set forth in the Corporation's Ethics Policy for (i) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting and financial reporting controls, or auditing matters; and, (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

         27. Review with the independent auditors the quality of the Corporation's accounting personnel. Review with management the responsiveness of the independent auditors to the Corporation's needs.

D.       REGULATORY COMPLIANCE DUTIES

         28. Prepare a letter for the annual report to shareholders and the Annual Report on Form 10-K, disclosing whether or not, with respect to the prior fiscal year (i) management has reviewed the audited financial statements with the Committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the Corporation's financial statements; (ii) the independent auditors have discussed with the Committee the independent auditor's judgments of the quality of those principles as applied and judgments referenced in (i) above under the circumstances;
                  (iii) the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee described in (i) and (ii) above; and, (iv) the Committee, in reliance on the review and discussions conducted with management and the independent auditors pursuant to (i) and (ii) above, believes that the Corporation's financial statements are fairly presented in conformity with Canadian GAAP in all material respects and that the reconciliation of the Corporation's financial statements to U.S. GAAP complies with the requirements of the SECURITIES EXCHANGE ACT of 1934.

         29. Obtain confirmation from management, the Corporation's senior internal auditing executive and, to the best of their knowledge, the independent auditor that the Corporation's subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Corporation's Ethics Policy, including disclosures of insider and affiliated party transactions.

         30. Review with the independent auditor any reports required to be submitted to the Committee under Section 10A of the SECURITIES EXCHANGE ACT of 1934 (regarding the detection of illegal acts, the identification of related party transactions and the evaluation of whether there is substantial doubt about the ability of the Corporation to continue as a going concern).

         31. Prepare such reports as are required to be prepared by the Committee pursuant to applicable securities law.

Approved: February 13, 2003

               COMPENSATION AND HUMAN RESOURCES COMMITTEE MANDATE

         THE COMPENSATION AND HUMAN RESOURCES COMMITTEE (THE "COMMITTEE") OF THE BOARD OF DIRECTORS (THE "BOARD") OF NEXEN INC. (THE "CORPORATION") WILL HAVE THE OVERSIGHT RESPONSIBILITY, AUTHORITY AND SPECIFIC DUTIES AS DESCRIBED BELOW.

COMPOSITION

         The Committee will be comprised of three or more directors as determined by the Board, the majority of whom shall be independent pursuant to the categorical standards for director independence adopted by the Board.

         The membership of the Committee should represent a diverse background of experience and skills.

         Members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board and the members shall serve until their successors are duly appointed. The Chair of the Committee may be designated by the full Board or, if it does not do so, the members of the Committee may elect a Chair by the vote of a majority of the full Committee membership.

RESPONSIBILITY

         The Committee's primary function is to assist the Board in fulfilling its oversight responsibilities with respect to (i) human resources policies;
(ii) executive management compensation; and, (iii) executive management succession and development.

         The Committee will make regular reports to the Board concerning its activities.

MEETINGS

         The Committee shall meet at least four times annually and as many additional times as the Committee deems necessary to carry out its duties effectively.

SPECIFIC DUTIES

         To carry out its oversight responsibilities, the Committee shall:

1. Review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

2.       Review the Corporation's key Human Resources policies.

3. Evaluate the performance of the Chief Executive Officer and determine his annual compensation.

4. Review and recommend to the Board annual compensation for executive management.

5. Review and recommend to the Board any significant changes to the overall compensation program and the Corporation's objectives related to executive compensation.

6.       Review the Executive Management Succession and Development Plans.

7. Review with the Board matters related to organizational structure at the officer level.

8. Review and approve a report on executive compensation for inclusion in the Corporation's proxy statement and information circular.

9. Make recommendations to the Board with respect to incentive compensation plans and equity-based plans.

10. Periodically review the adequacy and form of compensation of the directors.

11. Participate in an annual performance evaluation by the Corporate Governance and Nominating Committee, the results of which will be reviewed by the Board.

12. The Committee shall have the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties.

13. Perform any other activities consistent with this Mandate, the Corporation's By-Laws and applicable law, as the Committee or the Board deems necessary or appropriate.

Approved: February 13, 2003

              CORPORATE GOVERNANCE AND NOMINATING COMMITTEE MANDATE

         The Corporate Governance and Nominating Committee (the "Committee") of the Board of Directors (the "Board") of Nexen Inc. (the "Corporation") shall have the oversight responsibility, authority and specific duties as described below.

COMPOSITION

         The Committee shall be comprised of three or more directors as determined by the Board, the majority of whom shall be independent pursuant to the categorical standards for director independence adopted by the Board.

         All members of the Committee shall have a working familiarity with corporate governance practices.

         Members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board and the members shall serve until their successors are duly appointed. The Chair of the Committee may be designated by the full Board or, if it does not do so, the members of the Committee may elect a Chair by the vote of a majority of the full Committee membership.

RESPONSIBILITY

         The Committee's primary function is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; and, (ii) identifying qualified candidates and recommending nominees for director and board committee appointments, with a view to ensuring the Corporation remains on the "leading edge" in the ongoing institution of best practices in corporate governance.

         The Committee shall make regular reports to the Board concerning its activities.

MEETINGS

         The Committee shall meet at least two times annually and as many additional times as the Committee deems necessary to carry out its duties effectively.

SPECIFIC DUTIES

         To carry out its oversight responsibilities, the Committee shall:

1. Review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

2. Annually review the performance of the corporate governance system and, if appropriate, recommend changes to the Board.

3. Assess and make recommendations as to the size, composition, operation and effectiveness of the Board.

4. Annually evaluate and make recommendations as to the number, composition, mandates, performance and effectiveness of all Board Committees.

5. Establish and implement procedures to review the contribution of individual directors and the effectiveness of Board Committees, the Board itself and management, including ensuring completion and dissemination of the results of the Annual Directors' Questionnaire.

6. Ensure systems are in place to verify compliance with all regulatory, corporate governance and disclosure requirements.

7. The Chair of the Board, the Chair of the Corporate Governance and Nominating Committee or the Secretary shall have the authority to authorize, from time to time, individual directors to engage outside advisors at the expense of the Corporation.

8. Identify, assess and make recommendations as to candidates for election to the Board and Board Committees with a view to the independence and expertise required for effective governance and satisfaction of applicable regulatory requirements, including consideration of nominees recommended by shareholders.

9. Ensure management develops and implements an orientation program for new directors.

10.      Participate in an annual performance evaluation by the Board.

11. The Committee shall have the authority to engage independent counsel and such other advisors as it determines necessary to carry out its duties.

12. Perform any other activities consistent with this Mandate, the Corporation's By-Laws and applicable law, as the Committee or the Board deems necessary or appropriate.

Approved: February 13, 2003

                            FINANCE COMMITTEE MANDATE

         The Finance Committee (the "Committee") of the Board of Directors (the "Board") of Nexen Inc. (the "Corporation") will have the oversight responsibility, authority and specific duties as described below.

COMPOSITION

         The Committee will be comprised of three or more directors as determined by the Board.

         All members of the Committee shall have a working familiarity with basic finance practices including finance strategy, capital markets, financial risk management, income taxation and pension plan governance.

         Members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board and the members shall serve until their successors are duly appointed. The Chair of the Committee may be designated by the full Board or, if it does not do so, the members of the Committee may elect a Chair by the vote of a majority of the full Committee membership.

RESPONSIBILITY

         The Committee's primary function is to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; and, (iii) transactions or circumstances which could materially affect the financial profile of the Corporation.

         The Committee will make regular reports to the Audit and Conduct Review Committee and the Board concerning its activities.

MEETINGS

         The Committee shall meet at least four times annually and as many additional times as the Committee deems necessary to carry out its duties effectively.

SPECIFIC DUTIES

         To carry out its oversight responsibilities, the Committee shall:

1. Review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

2. Review the capital structure including the debt and equity components, the current and expected financial leverage, and interest rate and foreign currency exposures.

3. Review current and expected future compliance with covenants under all financing agreements.

4. Review and approve the financial strategy with due consideration to the current and future business needs and capital markets, and the Corporation's credit rating.

5. Review the proposed issuance of debt and equity instruments including public and private debt, equity and hybrid securities, credit facilities with banks and others, and other credit arrangements such as material capital and operating leases. When applicable, the Committee shall review the related securities filings.

6. Review the proposed repurchase of public and private debt, equity and hybrid securities.

7. Review the dividend policy periodically, and each proposed dividend declaration including consideration of the solvency requirements of the relevant legislation.

8. Review the financial risks arising from the Corporation's exposure to such things as commodity prices, interest rates, foreign currency exchange rates and credit. Review the management of these risks including any proposed hedging of the exposures. The Committee shall receive a summary report of the hedging activities including a summary of the hedge-related instruments.

9. Review the activities of the Corporation's Marketing group and the financial risks arising from such activities. The Committee shall review the adequacy of the overall policies including key internal controls of Marketing's activities, and receive a report on any significant breaches of the policies. The Committee shall receive a summary report of Marketing's actual and projected financial results for the year, its trading positions, and appropriate measures of the risks (e.g., Value at Risk) of the open positions.

10. Review the insurance program including coverage for such things as property damage, control of wells, business interruption, liabilities, and directors and officers.

11. Review any other significant financial exposures including such things as tax audits, government audits of our in-country activities, or any other activities that expose the Corporation to the risk of a material financial loss.

12.      Review the quarterly press releases.

13. Review the governance of the various pension plans' assets including such things as considering the adequacy of the pension policy statement and any changes thereto, the ranges pertaining to the asset allocations, and the performance objectives and related benchmarks. The Committee shall receive a report annually summarizing each pension plan's assets and performance against the benchmarks. The Committee shall appoint members to the Corporation's Pension Committee.

14. Review and approve the instruments which the Corporation is permitted to use for short-term investments of excess cash.

15. Receive a report annually of the activities pertaining to the granting of Powers of Attorney.

16. The Chair or other representative of the Committee shall provide reports, from time to time, as required, to the Audit and Conduct Review Committee and discuss with the Audit and Conduct Review Committee issues of relevance to both committees.

17. Participate in an annual performance evaluation by the Corporate Governance and Nominating Committee, the results of which will be reviewed by the Board.

18. The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties.

19. Perform any other activities consistent with this Mandate, the Corporation's By-Laws and applicable law, as the Committee or the Board deems necessary or appropriate.

Approved: February 13, 2003

                        RESERVES REVIEW COMMITTEE MANDATE

         The Reserves Review Committee (the "Committee") of the Board of Directors (the "Board") of Nexen Inc. (the "Corporation") shall have the oversight responsibility, authority and specific duties as described below.

COMPOSITION

         The Committee shall be comprised of three or more directors as determined by the Board, the majority of whom shall be independent pursuant to the categorical standards for director independence adopted by the Board.

         All members of the Committee shall have a working familiarity with the estimation of petroleum and natural gas reserves.

         Members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board and the members shall serve until their successors are duly appointed. The Chair of the Committee may be designated by the full Board or, if it does not do so, the members of the Committee may elect a Chair by the vote of a majority of the full Committee membership.

RESPONSIBILITY

         The Committee's primary function is to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to the annual review of the Corporation's petroleum and natural gas reserves.

         The Committee shall make regular reports to the Audit and Conduct Review Committee and the Board concerning its activities.

MEETINGS

         The Committee shall meet at least twice annually and as many additional times as the Committee deems necessary to carry out its duties effectively.

SPECIFIC DUTIES

         To carry out its oversight responsibilities, the Committee shall:

1. Review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

2. Meet with the Corporation's management to review and consider the Corporation's petroleum and natural gas reserves and procedures used to evaluate same.

3. Periodically review the Corporation's procedures relating to the disclosure of information with respect to the estimation of reserves, including its procedures for complying with regulatory and listing requirements.

4. Review and approve each appointment of an independent qualified consultant. In addition, review any proposed changes in an appointment, determine the reasons for such proposal and whether there have been disputes between the independent qualified consultant and the Corporation's management.

5. Meet with such independent qualified consultants, as it determines to be appropriate, in order to (i) review and consider the independent qualified consultants' assessments of the Corporation's petroleum and natural gas reserves; (ii) determine whether any restrictions affect the ability of the independent qualified consultants to report on reserves data without reservation; (iii) review the letter to the Committee Chair provided by each independent qualified consultant; and,
         (iv) review the independent qualified consultants' scope of work, findings and any disputes with management.

6. Review the scope of the annual review of the reserves by any independent qualified consultants, if any, having regard to industry practices and regulatory requirements.

7. Periodically review the Corporation's procedures for providing information to the independent qualified consultants who report on reserves data.

8. Report, at least annually, to the Audit and Conduct Review Committee on the Corporation's petroleum and natural gas reserves and the findings of any independent qualified consultants.

9. Participate in an annual performance evaluation by the Corporate Governance and Nominating Committee, the results of which will be reviewed by the Board.

10. The Committee shall have the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties.

11. Perform any other activities consistent with this Mandate, the Corporation's By-Laws and applicable law, as the Committee or the Board deems necessary or appropriate.

Approved: February 13, 2003

         SAFETY, ENVIRONMENT AND SOCIAL RESPONSIBILITY COMMITTEE MANDATE

         The Safety, Environment and Social Responsibility Committee (the "Committee") of the Board of Directors (the "Board") of Nexen Inc. (the "Corporation") will have the oversight responsibility, authority and specific duties as described below.

COMPOSITION

         The Committee will be comprised of three or more directors as determined by the Board.

         All members of the Committee shall have a general familiarity with safety, environmental and social responsibility matters.

         Members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board and the members shall serve until their successors are duly appointed. The Chair of the Committee may be designated by the full Board or, if it does not do so, the members of the Committee may elect a Chair by the vote of a majority of the full Committee membership.

RESPONSIBILITY

         The Committee's primary function is to assist the Board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems for the management of safety, environment and social responsibility, with a view to ensuring the Corporation remains on the "leading edge" in the ongoing institution of best practices.

         The Committee will encourage, assist and counsel management in maintaining and improving environment, health and safety performance.

         The Committee will make regular reports to the Board concerning its activities.

MEETINGS

         The Committee shall meet at least five times annually and as many additional times as the Committee deems necessary to carry out its duties effectively.

SPECIFIC DUTIES

         To carry out its oversight responsibilities, the Committee shall:

1. Review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

2. Monitor compliance with all applicable laws, regulations and the Corporation's policies related to safety, environment and social responsibility.

3. Monitor current, pending or threatened legal actions by or against the Corporation related to safety, environment and social responsibility.

4. Assess the impact of proposed or enacted laws, regulations and international treaties related to safety, environment and social responsibility.

5. Provide a forum for discussion of issues relevant to the Corporation's operations with respect to safety, environment and social responsibility.

6. Review a report of the Corporation's performance related to safety, environment and social responsibility at least five times per year and review all other reports as the Committee deems appropriate, including audit reports.

7. Ensure all necessary corrective measures are taken by the Corporation with respect to safety, environment or social responsibility issues that arise.

8. Ensure that there are long range preventative programs in place which will maintain the Corporation's position as a responsible member of Canadian and international industry and limit the potential for future liability. Review reports required to adequately monitor the long range preventative programs.

9. Participate in an annual performance evaluation by the Corporate Governance and Nominating Committee, the results of which will be reviewed by the Board.

10. The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties.

11. Perform any other activities consistent with this Mandate, the Corporation's By-Laws and applicable law, as the Committee or the Board deems necessary or appropriate.

Approved: February 13, 2003

                                  SCHEDULE "D"

                  SHAREHOLDER PROPOSAL -- EXPENSING OF OPTIONS

         This shareholder proposal was submitted to Nexen by the Carpenters' Local 27 Benefit Trust Funds, 230 Norseman Street, Etobicoke, Ontario, M8Z 6A2, beneficial owner of 9,500 shares.

         The following sets out the text provided by the shareholder listed above and is NOT a submission of Nexen's Management. References to "our" in the following text are not indications that this statement has been made by Nexen's Management.

                           "OPTION EXPENSING PROPOSAL

Resolved, that the shareholders of Nexen, Inc. hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued to senior Company executives.

STATEMENT OF SUPPORT: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

         Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

         A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated U.S. Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth," he concluded. (See: GLOBE AND MAIL, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.)

         Warren Buffett wrote in a NEW YORK TIMES Op-Ed piece on July 24, 2002:

         There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.

         For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom -- examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...

         Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free...

         When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

         Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, over 100 U.S. and Canadian companies, including Bank of Montreal, Toronto Dominion Bank, Coca Cola Corporation, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements.

         Our company has yet to act. We urge your support."


                                      D-1